Exhibit 99.1

LOTUS TECHNOLOGY INC.

INTERIM REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025

PRELIMINARY NOTE

Our unaudited condensed consolidated financial statements as of and for the six-months ended June 30, 2025 and June 30, 2024, included herein, are prepared in accordance with accounting principles generally accepted in the United States of America. These should be read in conjunction with our audited financial statements as of and for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (the “SEC”) on our annual report on Form 20-F on April 30, 2025 (the “2024 Annual Report”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 2024 Annual Report.

FORWARD-LOOKING STATEMENTS

This document contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	our unproven ability to compete in the highly competitive automotive market;
●	our reliance on a variety of arrangements with Geely Holding;
●	our unproven ability to maintain and strengthen the “Lotus” brand;
●	our limited operating history and unproven ability to develop, manufacture and deliver high quality automobiles;
●	our historical negative net cash flows from operations and its unproven ability to adequately control the costs;
●	the limited number of orders for our vehicle models;
●	potential delays in the manufacturing and launch of our vehicles;

●	the complexity, uncertainties and changes in global regulations on automotive as well as internet-related businesses and companies, including regulations on homologations, safety, data protection and privacy, automated driving, environmental protection, recall, distribution, government incentives, batteries regulations, and end-of-life regulations;
●	consumer’s demand and willingness to adopt luxury electric vehicles;
●	the rapidly evolving technology in automotive industry, and ongoing development and safety of intelligent driving technology;
●	cost increases, disruptions or shortage in supply of raw materials, semiconductor chips or other components, and our dependence on suppliers;
●	our unproven ability to expand physical sales network cost-efficiently;
●	our unproven ability to perform in line with customer expectations;
●	challenges in providing charging solutions;
●	business, regulatory, political, operational and financial risk in jurisdictions we operate; and
●	all other risks and uncertainties described in “Item 3. Key Information —D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our 2024 Annual Report.

In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” in our 2024 Annual Report, as well as in other documents filed by us from time to time with the SEC.

We operate in a rapidly evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated and combined financial statements and the related notes contained in our 2024 Annual Report. This report, including the discussion below, concerns our unaudited condensed financial information as of June 30, 2025 and for the six months ended June 30, 2025 and 2024. The discussion of our financial information for the years ended December 31, 2024, 2023 and 2022 is included in our 2024 Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. See the section titled “Forward-looking Statements” in this document for cautions about forward-looking statements.

Results of Operations

The following table sets forth our results of operations with line items in absolute amount for the periods indicated.

	For the Six Months Ended June 30,
	2025	2024
	US$	US$

	(in thousands)
Sales of goods	197,485	382,893
Service revenues	20,841	15,222
Total revenues	218,326	398,115
Cost of revenues
Cost of goods sold	(184,885)	(340,882)
Cost of services	(15,575)	(6,321)
Total cost of revenues	(200,460)	(347,203)
Gross profit	17,866	50,912
Operating expenses:
Research and development expenses	(92,305)	(174,854)
Selling and marketing expenses	(78,995)	(204,274)
General and administrative expenses	(63,356)	(111,978)
Government grants	4,866	2,488
Impairment of long-lived assets	(51,504)	—
Total operating expenses	(281,294)	(488,618)
Operating loss	(263,428)	(437,706)
Interest expenses	(33,641)	(11,708)
Interest income	13,157	8,658
Investment income, net	9,400	3,496
Foreign currency exchange gains (losses), net	40,525	(4,429)
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	(68,084)	(18,567)
Loss before income taxes and share of results of equity method investments	(302,071)	(460,256)
Income tax expense	(15,043)	(355)
Share of results of equity method investments	4,074	359
Net loss	(313,040)	(460,252)

Comparison of the Six Months Ended June 30, 2025 and 2024

Revenues

	For the Six Months Ended
	June 30,
	2025	2024	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Sales of goods	197,485	382,893	(185,408)	(48.4)
BEV lifestyle models	145,032	263,384	(118,352)	(44.9)
Sports cars	33,133	102,709	(69,576)	(67.7)
Others	19,320	16,800	2,520	15.0
Service revenues	20,841	15,222	5,619	36.9
Total Revenues	218,326	398,115	(179,789)	(45.2)

Our total revenues decreased by US$179.8 million from US$398.1 million for the six months ended June 30, 2024 to US$218.3 million for the six months ended June 30, 2025, primarily due to the transition during the relevant period characterized by tariff impact, gradual destocking and phased commencement of upgraded model deliveries.

Sales of goods.  Our sales of goods revenue decreased by US$185.4 million from US$382.9 million for the six months ended June 30, 2024 to US$197.5 million for the six months ended June 30, 2025, primarily attributable to the decrease in sales from (i) BEV lifestyle models in the amount of US$118.4 million and (ii) sports cars in the amount of US$69.6 million, partially offset by the increase in sales of auto parts and peripheral products in the amount of US$2.5 million.

Service revenues.  Our service revenue increased by US$5.6 million from US$15.2 million for the six months ended June 30, 2024 to US$20.8 million for the six months ended June 30, 2025, primarily due to the increase in automotive design and development services provided to OEM customers in the amount of US$7.9 million, partially offset by the decrease in other miscellaneous service revenues in the amount of US$2.2 million.

Cost of revenues

	For the Six Months Ended
	June 30,
	2025	2024	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Cost of revenues
Cost of goods sold	184,885	340,882	(155,997)	(45.8)
Cost of services	15,575	6,321	9,254	146.4
Total	200,460	347,203	(146,743)	(42.3)

Our cost of revenues decreased by US$146.7 million from US$347.2 million for the six months ended June 30, 2024 to US200.5 million for the six months ended June 30, 2025. The decrease in cost of revenues was primarily attributable to the decrease in cost of sales from vehicle products of US155.7 million.

Gross profit and gross margin

	For the Six Months Ended
	June 30,
	2025	2024	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Gross profit	17,866	50,912	(33,046)	(64.9)
Gross margin (%)	8.2	12.8	—	—

As a result of the foregoing, our gross profits decreased from US$50.9 million for the six months ended June 30, 2024 to US$17.9 million for the six months ended June 30, 2025 and our gross margin decreased from 12.8% for the six months ended June 30, 2024 to 8.2% for the year six months ended June 30, 2025. The decrease in gross profit and gross margin was primarily due to the decrease of vehicle sales volume as well as the effect from gradual destocking and change of products mixture.

Operating expenses

	For the Six Months Ended
	June 30,
	2025	2024	Change
	US$	US$	US$	%

	(in thousands, except percentages)
Operating expenses
Research and development expenses	92,305	174,854	(82,549)	(47.2)
Selling and marketing expenses	78,995	204,274	(125,279)	(61.3)
General and administrative expenses	63,356	111,978	(48,622)	(43.4)
Government grants	(4,866)	(2,488)	(2,378)	95.6
Impairment of long-lived assets	51,504	—	51,504	—
Total	281,294	488,618	(207,324)	(42.4)

Research and development expenses. Our research and development expenses decreased by US$82.5 million from US$174.9 million for the six months ended June 30, 2024 to US$92.3 million for the six months ended June 30, 2025 primarily due to the decrease in labor and other related costs of US$45.1 million and share-based compensation of US$19.0 million.

Selling and marketing expenses.  Our selling and marketing expenses decreased by US$125.3 million from US$204.3 million for the six months ended June 30, 2024 to US$79.0 million for the six months ended June 30, 2025, primarily due to the decrease in labor and other related costs in the amount of US$16.9 million resulting from improved operational efficiency, and the decrease in marketing and advertising expenses in the amount of US$63.6 million.

General and administrative expenses.  Our general and administrative expenses decreased by US$48.6 million from US$112.0 million for the six months ended June 30, 2024 to US$63.4 million for the six months ended June 30, 2025, primarily due to the decrease in labor and other related costs of US$18.7 million and share-based compensation of US$11.6 million.

Government grants.  Our government grants income increased by US$2.4 million from US$2.5 million for the six months ended June 30, 2024 to US$4.9 million for the six months ended June 30, 2025. During the six months ended June 30, 2025 and 2024, we received government grants of US$4.8 million and US$2.5 million, respectively, with no future related costs required.

Impairment of long-lived assets. We recorded a total of US$51.5 million long-lived assets impairment loss for the six months ended June 30, 2025, out of which US$47.0 million was related to property, equipment and software, and US$4.5 million was related to right-of-use assets.

Operating loss

As a result of the foregoing, we had a loss from operations of US$263.4 million for the six months ended June 30, 2025, in comparison with a loss from operations of US$437.7 million for the six months ended June 30, 2024.

Interest expenses

Our interest expenses increased by US$21.9 million from US$11.7 million for the six months ended June 30, 2024 to US$33.6 million for the six months ended June 30, 2025, primarily due to the increase in interest-bearing financial liabilities.

Interest income

Our interest income increased by US$4.5 million from US$8.7 million for the six months ended June 30, 2024 to US$13.2 million for the six months ended June 30, 2025, primarily due to the increase in interest income arising from bank deposits and related party loans.

Investment income

Our investment income increased by US$5.9 million from US$3.5 million for the six months ended June 30, 2024 to US$9.4 million for the six months ended June 30, 2025, primarily due to the gain from our investment in U.S. Treasury bond.

Foreign currency exchange gains (losses), net

We recorded net foreign currency exchange gains of US$40.5 million for the six months ended June 30, 2025, compared to net foreign exchange losses of US$4.4 million for the six months ended June 30, 2024. The net change in foreign currency exchange gains or losses was primarily attributable to fluctuations in exchange rates between U.S. dollar and GBP.

Changes in fair values of liabilities, excluding impact of instrument-specific credit risk

We recorded losses in changes in fair value of US$68.1 million for the six months ended June 30, 2025, primarily due to the recognition of losses from changes in fair values of put option liabilities of US$54.4 million, and convertible notes of US$15.1 million.

Loss before income taxes and share results of equity method investments

As a result of the foregoing, our loss before income taxes and share results of equity method investments for the six months ended June 30, 2025 was US$302.1 million, decreased by US$158.2 million from US$460.3 million for the six months ended June 30, 2024.

Income tax expense

Some of our subsidiaries are subject to income tax for their taxable income for the six months ended June 30, 2025 and 2024. The effective income tax rate for the six months ended June 30, 2025 and 2024 was negative 5.05% and negative 0.08%, respectively. Due to the disposal of our equity investments in Wuxi InfiMotion Technology Co., Ltd., a total of US$13.7 million income tax expense was recorded during the six months ended June 30, 2025. Due to the continuous loss-making status, valuation allowance was fully provided for deferred income tax assets as of June 30, 2025 and 2024.

Share of results of equity method investments

We recorded income in share of results of equity method investments of US$4.1 million for the six months ended June 30, 2025.

Net loss

As a result of the foregoing, our net loss decreased by US$147.2 million from US$460.3 million for the six months ended June 30, 2024 to US$313.0 million for the six months ended June 30, 2025.

Liquidity and Capital Resources

Cash flows and working capital

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Six Months Ended June 30,
	2025	2024
	US$	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(150,905)	(468,361)
Net cash used in investing activities	(35,841)	(542,860)
Net cash provided by financing activities	231,706	1,248,800
Effect of exchange rate changes on cash and restricted cash	(38,349)	(20,899)
Net increase in cash and restricted cash	6,611	216,680
Cash and restricted cash at the beginning of the period	484,937	427,135
Cash and restricted cash at the end of the period	491,548	643,815

To date, we have financed our operating and investing activities primarily through cash generated by bank loans and equity and debt financing activities and capital contributions from our shareholders, including through the issuance of redeemable convertible preferred shares, exchangeable notes, convertible notes and related party borrowings. We had cash and restricted cash of US$491.5 million, and US$484.9 million as of June 30, 2025 and December 31, 2024, respectively. Cash and restricted cash from continuing operations comprise cash at bank and on hand and deposits made to banks to secure bank acceptance notes, deposits for short-term borrowings, and deposits for certain long-term leases.

On August 19, 2025, we entered into a securities purchase agreement with an institutional investor, pursuant to which we agreed to issue and sell convertible notes for up to an aggregate principal amount of US$300.0 million. Pursuant to this agreement, we issued a note in the original principal amount of US$10.0 million on August 19, 2025, and up to US$290.0 million in aggregate principal amount of additional convertible notes may be issued upon satisfaction of certain conditions. Each note bears interest at a rate of SOFR plus 6.75% per annum. If certain equity conditions are satisfied, we are entitled to settle a portion of interest, i.e. 4.25% per annum, either in cash or in ADSs. Interest is payable in arrears on the first calendar day of each calendar quarter, beginning October 1, 2025. Unless earlier converted or redeemed, the notes will mature on the two-year anniversary of their respective issuance dates, subject to extension at the option of the holders in certain circumstances. Each holder of notes may convert all, or any part, of the outstanding principal of the notes, together with accrued and unpaid interest, and any late charges thereon, at any time, at such holder’s option, into Ordinary Shares represented by ADSs at a conversion price that is initially set at US$2.19 per ADS or Ordinary Share, subject to adjustment including for anti-dilution events and proportional adjustment upon the occurrence of any share split or subdivision, share dividend, share consolidation or combination and/or similar transactions, recapitalization or similar event. No note may be converted to the extent that such conversion or exercise would cause the then holder of such note to become the beneficial owner of more than 9.99% after giving effect to such conversion or exercise.

On July 28, 2025, we entered into a Master Credit Facility Framework Agreement with Geely Holding, pursuant to which Geely Holding agrees to provide (including through its affiliates) us and our affiliates with a non-revolving credit facility of up to RMB1,600.0 million, or the Geely Facility. The Geely Facility can be drawn by our affiliates in China from Geely Holding and its affiliates in China, which facility is referred to as the “Domestic Facility,” in RMB at a fixed interest rate of 6.0% per annum. Alternatively, we and our overseas affiliates can borrow from Geely Holding’s overseas affiliates in USD at a floating interest rate of SOFR plus 3.55% per annum. The term of the Master Credit Facility Framework Agreement commenced on July 28, 2025 and will continue until all loans disbursable under the Geely Facility are disbursed and repaid in full. The relevant parties will enter into a separate agreement for each loan to be disbursed under the Geely Facility and each such loan will have a term of no more than 364 days from the relevant drawdown date. We and our affiliates’ obligations under the Domestic Facility will be secured by a pledge over certain of our or our affiliates’ intellectual property rights. In the event of default, Geely Holding is entitled to require us to grant a right to an affiliate of Geely Holding to subscribe for our shares at market price covering the then outstanding loan amount, where the entirety of the proceeds received by us should be used to repay the outstanding loans.

On June 20, 2025, we entered into a convertible note purchase agreement with Geely HK and issued to Geely HK a convertible note in the aggregate principal amount of US$119.3 million through a private placement. The note will mature on June 18, 2026 and bears an interest rate per annum equal to the SOFR on the issue date plus 3.35%, payable on the maturity date. Subject to the terms thereof, the note may be convertible into Ordinary Shares or ADSs at the option of Geely HK starting from the 30th trading day after the issue date. The conversion price equals the volume-weighted average of the last reported sale price of the ADSs over the 10 consecutive trading days immediately preceding the conversion date. Unless otherwise agreed upon by Geely HK, the note ranks senior to all other present and future unsecured and unsubordinated indebtedness of ours and our subsidiaries, subject to the requirements of applicable laws.

On February 28, 2025, we entered into a convertible note purchase agreement with Geely HK, pursuant to which Geely HK has purchased from us a convertible note in an aggregate principal amount equal to the US$70.0 million through private placement. The note was issued on April 28, 2025 and will mature on April 28, 2027 and bears an interest rate per annum equal to SORF on the issue date plus 3.35%, payable on the maturity date. Subject to the terms of the note, the note may be convertible into Ordinary Shares or ADSs at the option of Geely HK starting from the 30th trading days after the applicable issue date. The conversion price is equal to the volume-weighted average of the last reported sale price of the ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date. In connection with the transaction, 50% equity interests of one of our subsidiaries were pledged to Geely HK.

On November 7, 2024, we entered into the Bond Subscription Agreement with Kershaw Health Limited, the Subscriber, pursuant to which the Subscriber agrees to subscribe for and purchase, and we agree to issue and sell to the Subscriber, a senior bond due 2029, or the 2029 Bond, with the principal amount of US$500.0 million, at a subscription price of 100% of the principal amount of the Bond. As of the date of this document, the transaction has not been closed yet.

In September, 2024, LTIL entered into a share sale and transfer agreement with Geely UK Limited, pursuant to which LTIL sold 800,000 shares in LTIC for an aggregate principal amount of EUR 10,880,000. Immediately upon completion of the transaction, Geely UK Limited beneficially owned 80% of the LTIC’s share capital.

On September 29, 2024, our subsidiary, Hangzhou Kingway Technology Co., Ltd., or Kingway, entered into an exchangeable note agreement with an investor. Pursuant to the agreement, Kingway is entitled to issue exchangeable note, or the Kingway Exchangeable Notes, of RMB600.0 million to obtain financing from the investor. The repayments of the Kingway Exchangeable Notes were guaranteed by the ultimate shareholders of Kingway in mainland China, i.e., Wuhan Lotus Technology Co., Ltd., a wholly-owned subsidiary of ours. Each tranche of Kingway Exchangeable Notes is scheduled to mature on the five-year anniversary date of issuance and bears a simple interest rate of the one-year loan prime rate. In September 2024, January and April 2025, Kingway issued exchangeable notes with the principal amount of RMB200.0 million, RMB100.0 million and RMB100.0 million to investors, respectively.

On September 16, 2024, we entered into the ELOC Purchase Agreement with Westwood pursuant to which Westwood has committed to purchase, subject to certain conditions, up to US$350.0 million of ADSs during a commitment period of approximately 36 months. The purchase price of ADSs that we may direct Westwood to purchase will be equal to 97% of the lowest daily volume-weighted average price during the three consecutive trading days beginning on the date that a purchase notice is delivered by us to Westwood. As of September 8, 2025, we have sold a total 706,500 Ordinary Shares to Westwood with a total consideration of US$1.8 million.

On June 24, 2024, we entered into a convertible note purchase agreement with Geely HK, pursuant to which Geely HK purchased from us convertible notes in two tranches in an aggregate principal amount equal to the U.S. dollar equivalent of RMB800 million through private placement. Each note matures on June 22, 2025 and bears an interest rate per annum equal to SORF on the issue date plus 3.35%, payable on the maturity date. The convertible notes were fully repaid in June 2025.

Between January to June 2025, we were extended with loans due within one year or less in the aggregate principal amount of US$342.6 million from subsidiaries of Geely Holding. These loans bear interest at a rate of between 3.7% to 6%. A total of US$181.0 million of such loans was secured by 45% equity interests held by Ningbo Lotus Robotics Co., Ltd. in Ningbo Lotus Robotics Co., Ltd.

Between January to December 2024, we were extended with loans due within one year or less in the aggregate principal amount of US$198.5 million from subsidiaries of Geely Holding. These loans bear interest at the rate of 6% per annum. These loans are secured by certain of our intellectual property, which in intellectual property has no carrying amount because the related research and development costs were expensed historically.

In connection with the Business Combination, holders of 20,518,519 LCAA Public Shares exercised their right to redeem their shares for cash at a redemption price of US$10.86 per share, for an aggregate redemption amount of US$222.8 million, representing approximately 94.2 % of the total LCAA Class A Ordinary Shares then outstanding. We raised gross cash proceeds of approximately US$895.7 million in connection with the Business Combination, including US$858.5 million from PIPE investors.

In November 2023, we entered into a share subscription agreement with Meritz, pursuant to which we issued 50,000,000 Ordinary Shares to Meritz at an aggregate subscription price equal to $500.0 million. We deposited into a restricted securities account consisting of (i) certain U.S. treasury bonds with an aggregate outstanding principal amount of $325.0 million and (ii) certain U.S.

treasury bonds and/or U.S. treasury bills with a par amount of US$189.6 million. Meritz was granted a put option to sell all or part of its subscribed Ordinary Shares to us at a price that reflects a 12.5% internal rate of return upon the occurrence of certain triggering events. We were granted call options to purchase up to an agreed number of Meritz’s subscribed Ordinary Shares from Meritz at a per share price that is not lower than $14.00, subject to satisfaction of certain conditions. On July 31, 2025, Meritz sold and surrendered, and we repurchased, a total of 17,500,000 ADSs for a total consideration of US$201.0 million pursuant to a share buyback agreement and an amended and restated share buyback agreement entered into on November 29, 2024 and December 31, 2024, respectively, each between us and Meritz. On September 5, 2025, Meritz sold and surrendered, and we repurchased, a total of 32,500,000 ADSs for a total consideration of US$387.4 million plus additional depositary fees of US$1.0 million pursuant to a share buyback agreement entered into on August 27, 2025 between us and Meritz. The original share subscription agreement, including all our obligations thereunder, terminated immediately upon the closing of the second buyback on September 5, 2025.

In April 2023, we entered into a convertible note purchase agreement with Momenta Global Limited, pursuant to which we agreed to issue to Momenta Global Limited a convertible note denominated in the U.S. dollars in the principal amount of the U.S. dollar equivalent of RMB80.0 million due to mature on May 30, 2024. This note was issued in May 2023 following our acquisition of Momenta’s 40% equity interest in Ningbo Lotus Robotics Co., Ltd. On November 11, 2023, LTC exercised the voluntary redemption right under the note purchase agreement to redeem 50% of the principal amount of the convertible note. LTC subsequently issued to Momenta Global Limited a new convertible note in the principal amount of US$5.6 million upon surrender of the original convertible note. On February 22, 2024, this note was automatically converted into 577,456 Ordinary Shares.

During and subsequent to March 2023, we entered into convertible note purchase agreements with certain investors, pursuant to which we issued unsecured convertible notes in an aggregate principal amount of US$23.5 million, each with the maturity date being the date that is one year following the issue date, which can be extended by the respective investor for an additional six months. On February 22, 2024, these convertible notes were automatically converted into a total of 2,433,912 Ordinary Shares.

In January 2023, we issued put options to each of Geely HK and Etika at nil consideration. Pursuant to the put option agreements, each of Geely HK and Etika will have an option to require us to purchase the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the immediate parent of LGIL, between April 1, 2025 and June 30, 2025, at a pre-agreed price. The exercise price will be settled with Ordinary Shares. As of December 31, 2024, the Put Option Exercise Condition had been satisfied. On April 14, 2025, Geely HK exercised its put option, requiring us to purchase 51% of the equity interests in Lotus Advance Technologies Sdn Bhd. On June 30, 2025, Etika exercised its put option, requiring us to purchase 49% of the equity interests in Lotus Advance Technologies Sdn Bhd. As a result, we are expected to acquire 100% of the equity interests of Lotus UK through non-cash transactions based on pre-agreed prices. Closing of these put options could be subject to approvals of governmental authorities in various jurisdictions (including, for example, pursuant to anti-trust and foreign investment laws and regulations) and is currently expected to take place in 2025. Upon completion, we will gain control over Lotus Advance Technologies Sdn Bhd and consolidate its financial results.

In November 2022, the former VIE’s subsidiary, Hangzhou Lightning Speed Technology Co., Ltd., or Lightning Speed, entered into an exchangeable note agreement with an investor. Pursuant to the agreement, Lightning Speed is entitled to issue exchangeable notes to obtain financing from the investor. Each tranche of the exchangeable notes is scheduled to mature on the five-year anniversary date of issuance. With the consent of the investor, each tranche of the exchangeable notes is eligible for two extensions and each extension shall not exceed one year. Subject to further agreement by both parties, the investor is entitled to convert the whole or any portion of the outstanding principal amount of the exchangeable notes into the shares of Lightning Speed at the conversion date. In December 2022, Lightning Speed issued the first tranche of exchangeable notes with the principal amount of RMB500.0 million to the investor.

In June 2022, our subsidiary, Ningbo Robotics, issued a seven-year convertible note to an investor, who is entitled to receive annual interest on June 30 every year until the expiration of the convertible note. This note is convertible into the equity interest of Ningbo Robotics.

In November 2021, we entered into one-year convertible notes with an investor, which was converted into redeemable convertible preferred shares in February 2022.

In September 2021, our WFOE entered into an exchangeable note agreement with an investor. Pursuant to the agreement, our WFOE is entitled to issue, from time to time, exchangeable notes to obtain financing from the investor. Each tranche of exchangeable notes is scheduled to mature on the one-year anniversary date of issuance. Also, upon the notification in writing by us, the investor is entitled to convert the whole or any portion of the outstanding principal amount of the exchangeable notes into the shares of the subsequent round of equity financing at the post-money equity valuation based on a fixed monetary amount. In April 2023, we entered into a subscription agreement with the investor, pursuant to which the investor has committed to subscribe for and purchase Ordinary Shares, which will be settled by the then outstanding principal amount of the exchangeable notes, subject to the satisfaction or waiver of certain customary closing conditions of the respective parties. In connection with the Business Combination, 36,597,038 Ordinary Shares were issued to WFOE Exchangeable Notes Holder following the settlement of the outstanding principal amount of the WFOE Exchangeable Notes to WFOE Exchangeable Notes Holder.

We will require additional liquidity to continue our operations over the next 12 months. We are evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to (i) reducing discretionary capital and operating expenses, (ii) obtaining additional loans from banks or related parties and renewing existing loans when they are due, (iii) exploring opportunities for further equity financing, and (iv) restructuring our operations to grow revenues and accelerating pace of collections of receivables. However, given the impact of the uncertainty of global economic and global financial markets, we may be unable to access further debt or equity financing when needed. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. In the event that additional financing is required from third party sources, we may not be able to raise it on acceptable terms or at all.

Part of our revenues have been, and are expected to continue to be, denominated in RMB. Under existing foreign exchange regulations in mainland China, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

For the six months ended June 30, 2025, net cash used in operating activities was US$150.9 million. The difference between our net cash used in operating activities and our net loss of US$313.0 million for the same period from continuing operations was attributable to certain non-cash items, primarily consisting of (i) changes in fair values of liabilities, excluding impact of instrument-specific credit risk of US$68.1 million, (ii) long-lived assets impairment loss of US$51.5 million, and (iii) depreciation of US$35.7 million, and certain changes in working capital accounts, primarily consisting of (i) decrease of accounts payable due to related parties of US$41.4 million, primarily attributable to the decrease in purchase of BEV lifestyle models and Lotus-brand sports cars from related parties, (ii) decrease of accrued expenses and other current liabilities due to related parties of US$44.0 million, primarily attributable to the settlement of purchase of property, equipment, software and services related balances, as partially offset by (i) decrease of accounts receivables due from third parties of US$70.2 million, primarily attributable to the decline of deliveries, and (ii) decrease of inventories of US$30.8 million, primarily attributable to the improved inventory stock management.

For the six months ended June 30, 2024, net cash used in operating activities was US$468.4 million. The difference between our net cash used in operating activities and our net loss of US$460.3 million for the same period from continuing operations was attributable to certain non-cash items, primarily consisting of (i) depreciation of US$39.3 million, (ii) share-based compensation expense of US$35.9 million, (iii) changes in fair values of put options of US$33.7 million and, (iv) reduction in the carrying amount of operating lease right-of-use assets of US$10.3 million, and certain changes in working capital accounts, primarily consisting of (i) increase in inventories of US$96.9 million, mainly attributable to the increase of vehicles available for sale and time required for international shipment and clearance for vehicles to be sold globally, (ii) increase in prepayments and other current assets due to third parties of US$51.8 million, mainly attributable to the increase of deductible VAT and prepayment of professional services; and (iii) decrease in accrued expenses and other current liabilities due to related parties of US$36.7 million, primarily attributable to the settlement of R&D services related balances, as partially offset by (i) increase in accounts payable due to related parties of US$64.5 million, mainly attributable to the increase in purchase of BEV lifestyle models and Lotus-brand sports cars; and (ii) increase in accounts payable due to third parties of US$34.8 million, primarily attributable to the increase in purchase of parts.

Investing activities

For the six months ended June 30, 2025, net cash used in investing activities was US$35.8 million, which was mainly attributable to payments for purchases of property, equipment and software of US$52.5 million, as partially offset by proceeds from disposal of property, equipment and software of US$11.8 million.

For the six months ended June 30, 2024, net cash used in investing activities was US$542.9 million, which was mainly attributable to (i) payments for purchases of securities pledged to an investor of US$500.0 million, (ii) loans to related parties of US$222.9 million, (iii) payments for purchases of property, equipment and software and intangible assets of US$49.5 million, (vi) payments for purchases of short-term investments of US$48.2 million, as partially offset by (i) proceeds from sales of securities pledged to an investor of US$189.6 million, (ii) proceeds from sales of short-term investments of US$48.3 million, and (iii) receipts of government grants related to assets of US$28.1 million.

Financing activities

For the six months ended June 30, 2025, net cash provided by financing activities was US$231.7 million, which was mainly attributable to (i) proceeds from bank loans of US$809.7, (ii) proceeds from issuance of convertible notes of US$189.3 million, as partially offset by (i) repayments of bank loans of US$601.4 million, (ii) repayments to convertible notes holders of US$119.3 million, and (iii) payments of cash collateral to Meritz of US$74.5 million.

For the six months ended June 30, 2024, net cash provided by financing activities was US$1,248.8 million, which was mainly attributable to (i) proceeds from issuance of Ordinary Shares to Meritz and other PIPE investors of US$858.5 million, (ii) proceeds from bank loans of US$439.9 million, (iii) proceeds from issuance of Ordinary Shares to exchangeable notes holders of US$361.3 million, and (iv) proceeds from issuance of convertible notes of US$119.3 million, as partially offset by (i) repayments to exchangeable notes holders of US$366.0 million, and (ii) repayments of bank loans of US$151.1 million.

Material cash requirements

Other than ordinary cash requirements for our operations, our material cash requirements as of June 30, 2025 and any subsequent interim period primarily included following items:

1)Our capital expenditures are primarily incurred for purchase of property, equipment and software and intangible assets. Our total capital expenditures were US$52.5 million and US$49.5 million for the six months ended June 30, 2025 and 2024, respectively. We will continue to make capital expenditures to meet the needs of our business operations. As of June 30, 2025, our capital expenditure commitment was US$26.6 million.
2)Our purchase commitment primarily consists of future minimum purchase commitment related to the purchase of BEV lifestyle models, Lotus-brand sports cars and research and development services and other operating expenses. As of June 30, 2025, our purchase commitment was US$101.6 million.
3)Our repurchase commitment primarily consists of dealers’ wholesale floor-plan financing of vehicles. As of June 30, 2025, our total repurchase obligations were US$72.1 million.
4)Our operating lease obligation primarily consists of non-cancellable operating lease agreements for certain offices, warehouses, retail and service locations, equipment and vehicles worldwide. As of June 30, 2025, our operating lease obligation was US$98.3 million.
5)As of June 30, 2025, the outstanding balance of short-term borrowings was US$1,023.7 million.

The following table sets forth aforementioned contractual obligations as of June 30, 2025.

		Payment Due by Period
		Within One	More Than
	Total	Year	One Year

	(US$ in thousands)
Capital expenditure commitment	26,630	22,554	4,076
Purchase commitment	101,593	100,716	877
Repurchase commitment	72,110	72,110	—
Operating lease obligation	98,282	16,961	81,321
Short-term borrowings	1,023,684	1,023,684	—
Total	1,322,299	1,236,025	86,274

In addition, our convertible notes as of June 30, 2025 consist of (i) a seven-year convertible note issued by one of our subsidiaries, Ningbo Robotics, to an investor, with an aggregate principal amount of RMB500.0 million, bearing an annual interest equal to the outstanding principal multiplied by the latest five-year loan prime rate (“LPR”) published by China Foreign Exchange Trade System plus 79.8% per annum, which will mature in June 2029, (ii) a two-year convertible note issued to Geely HK with an aggregate principal amount of US$70.0 million, bearing an interest rate per annum equal to SORF on the issue date plus 3.35%, which will mature in April 2027, and (iii) a one-year convertible note issued to Geely HK with an aggregate principal amount of US$119.3 million, bearing an interest rate per annum equal to the SOFR on the issue date plus 3.35%, which will mature in June 2026.

Our exchangeable notes as of June 30, 2025 consist of (i) a five-year exchangeable note issued by Lightning Speed, with an aggregate principal amount of RMB500.0 million, bearing a simple interest rate of LPR, which will mature in December 2027, and (ii) five-year exchangeable notes issued by Kingway, with aggregate principal amounts of RMB400.0 million, bearing a simple interest rate of LPR, out of which RMB200.0 million will mature in September 2029, RMB100.0 million will mature in January 2030, and remaining RMB100.0 million will mature in April 2030.

Besides, our share buyback forward liabilities due to Meritz as of June 30, 2025 were US$49.6 million, which have been settled with cash consideration of US$50.1 million on July 31, 2025, and our put option liabilities due to Meritz as of June 30, 2025 were US$363.5 million, which have been settled with cash consideration of US$387.4 million on September 5, 2025.

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

Other than as shown above, we did not have any other significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2025.

Off-balance Sheets Arrangements

We have entered into repurchase agreements with a lending institution in connection with our dealers’ wholesale floor-plan financing of vehicles. Pursuant to the agreements, in the event that a dealer declares the intention to file for bankruptcy, and a lender is able to repossess the vehicle and deliver the repossessed vehicle to us, we are obligated to repurchase the vehicle from the lender at the unpaid balance of the original invoice price for the vehicle. We did not repurchase any vehicles under the repurchase agreements since the inception of the repurchase agreements, and we believe that, based on historical experience, the likelihood of a material loss pursuant to these repurchase obligations is remote. The total amount financed under the floor financing programs with repurchase obligations was US$72.1 million as of June 30, 2025.

Property, equipment and software of US$0.2 million were pledged for other short-term financing arrangements as of June 30, 2025.

Except for the above, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements except for certain call options that Meritz granted to us in November 2023. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Critical Accounting Estimates

An accounting estimate is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and requires significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Please refer to our 2024 Annual Report for these estimates.

Lotus Technology Inc.

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of	As of
	Note	June 30, 2025	December 31, 2024
		US$	US$
ASSETS
Current assets
Cash		67,849	103,072
Restricted cash		420,971	379,293
Accounts receivable – third parties, net	3	54,193	117,076
Accounts receivable – related parties, net	25	110,143	107,816
Inventories	4	164,411	188,582
Prepayments and other current assets – third parties, net	5	87,044	72,541
Prepayments and other current assets – related parties, net	25	149,010	74,558

Total current assets		1,053,621	1,042,938

Non-current assets
Restricted cash		2,728	2,572
Investment securities – related parties	25	2,158	2,221
Securities pledged to an investor		320,734	315,796
Loan receivable from a related party	25	302,632	269,539
Property, equipment and software, net	6	243,265	316,447
Intangible assets	7	116,485	116,500
Equity method investments	2(c)	12,126	7,499
Operating lease right-of-use assets	8	126,648	144,029
Other non-current assets – third parties	9	70,829	67,009
Other non-current assets – related parties	25	878	1,113

Total non-current assets		1,198,483	1,242,725

Total assets		2,252,104	2,285,663

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Continued)

(All amounts in thousands, except for share and per share data)

		As of	As of
	Note	June 30, 2025	December 31, 2024
		US$	US$
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short‑term borrowings – third parties	10	633,278	602,949
Short-term borrowings – related parties	10, 25	390,406	199,570
Accounts payable – third parties		84,020	61,752
Accounts payable – related parties	25	358,891	410,433
Contract liabilities – third parties	21	27,666	33,964
Operating lease liabilities – third parties	8	11,493	14,094
Accrued expenses and other current liabilities – third parties	11	322,408	389,791
Accrued expenses and other current liabilities – related parties	25	234,207	214,760
Share buyback forward liabilities	13	49,575	117,059
Put option liabilities – third parties	13	—	309,115
Convertible notes – related parties	15	123,544	113,910

Total current liabilities		2,235,488	2,467,397

Non‑current liabilities
Contract liabilities – third parties	21	7,570	8,683
Operating lease liabilities – third parties	8	64,794	68,331
Operating lease liabilities – related parties	8, 25	4,025	10,729
Put option liabilities – third parties	13	363,521	—
Warrant liabilities	12	1,618	3,340
Exchangeable notes	14	125,853	102,999
Convertible notes – third parties	15	63,855	74,246
Convertible notes – related parties	15	75,502	—
Deferred income	16	295,114	293,923
Other non-current liabilities – third parties	17	115,789	114,770
Other non-current liabilities – related parties	25	1,537	1,471

Total non‑current liabilities		1,119,178	678,492

Total liabilities		3,354,666	3,145,889

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Continued)

(All amounts in thousands, except for share and per share data)

		As of	As of
	Note	June 30, 2025	December 31, 2024
		US$	US$
Commitments and contingencies (note 24)

SHAREHOLDERS’ DEFICIT
Ordinary shares (US$0.00001 par value per share, 5,000,000,000 shares authorized as of June 30, 2025 and December 31, 2024; 694,185,038 and 694,134,038 shares issued as of June 30, 2025 and December 31, 2024, respectively; 676,877,794 and 676,826,794 shares outstanding as of June 30, 2025 and December 31, 2024, respectively)	18	7	7
Additional paid-in capital		1,846,655	1,785,664
Accumulated other comprehensive income		65,260	55,165
Accumulated deficit		(3,006,736)	(2,693,698)

Total shareholders’ deficit attributable to ordinary shareholders		(1,094,814)	(852,862)
Noncontrolling interests		(7,748)	(7,364)
Total shareholders’ deficit		(1,102,562)	(860,226)

Total liabilities and shareholders’ deficit		2,252,104	2,285,663

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		Six Months Ended June 30,
	Note	2025	2024
		US$	US$
Revenues:	21
Sales of goods (including related parties amounts of US$2,762 and US$2,330 for the six months ended June 30, 2025 and 2024, respectively)		197,485	382,893
Service revenues (including related parties amounts of US$16,685 and US$10,662 for the six months ended June 30, 2025 and 2024, respectively)		20,841	15,222
Total revenues		218,326	398,115

Cost of revenues:
Cost of goods sold (including related parties amounts of US$158,085 and US$326,187 for the six months ended June 30, 2025 and 2024, respectively)		(184,885)	(340,882)
Cost of services		(15,575)	(6,321)
Total cost of revenues		(200,460)	(347,203)

Gross profit		17,866	50,912

Operating expenses:
Research and development expenses (including related parties amounts of US$49,415 and US$38,392 for the six months ended June 30, 2025 and 2024, respectively)		(92,305)	(174,854)
Selling and marketing expenses (including related parties amounts of US$14,059 and US$27,853 for the six months ended June 30, 2025 and 2024, respectively)		(78,995)	(204,274)
General and administrative expenses (including related parties amounts of US$2,343 and US$2,422 for the six months ended June 30, 2025 and 2024, respectively)		(63,356)	(111,978)
Government grants	16	4,866	2,488
Impairment of long-lived assets	2(d)	(51,504)	—

Total operating expenses		(281,294)	(488,618)

Operating loss		(263,428)	(437,706)

Interest expenses (including related parties amounts of US$13,799 and nil for the six months ended June 30, 2025 and 2024, respectively)		(33,641)	(11,708)
Interest income (including related parties amounts of US$9,317 and US$4,472 for the six months ended June 30, 2025 and 2024, respectively)		13,157	8,658
Investment income, net		9,400	3,496
Foreign currency exchange gains (losses), net		40,525	(4,429)
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk		(68,084)	(18,567)

Loss before income taxes and share of results of equity method investments		(302,071)	(460,256)
Income tax expense	19	(15,043)	(355)
Share of results of equity method investments		4,074	359
Net loss		(313,040)	(460,252)

Less: Net loss attributable to noncontrolling interests		(2)	(933)

Net loss attributable to ordinary shareholders		(313,038)	(459,319)

Accretion of redeemable convertible preferred shares		—	(2,979)

Net loss available to ordinary shareholders		(313,038)	(462,298)

Loss per ordinary share [1]
—Basic and diluted	20	(0.47)	(0.75)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share [1]
—Basic and diluted		659,335,966	616,941,673

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Continued)

(All amounts in thousands, except for share and per share data)

	Six Months Ended June 30,
	2025	2024
	US$	US$
Net loss	(313,040)	(460,252)

Other comprehensive income:
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes	16,427	(401)
Foreign currency translation adjustment, net of nil income taxes	(6,332)	412

Total other comprehensive income	10,095	11

Total comprehensive loss	(302,945)	(460,241)
Less: Total comprehensive loss attributable to noncontrolling interests	(2)	(933)
Total comprehensive loss attributable to ordinary shareholders	(302,943)	(459,308)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(All amounts in thousands, except for share and per share data)

								Total
								shareholders’
						Accumulated		deficit
					Additional	other		attributable to		Total
					paid-in	comprehensive	Accumulated	ordinary	Noncontrolling	shareholders’
	Note	Ordinary shares			capital	income	deficit	shareholders	interests	deficit
		Number of shares	US$		US$	US$	US$	US$	US$	US$
Balance as of January 1, 2025		676,826,794	7		1,785,664	55,165	(2,693,698)	(852,862)	(7,364)	(860,226)
Net loss		—	—		—	—	(313,038)	(313,038)	(2)	(313,040)
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes		—	—		—	16,427	—	16,427	—	16,427
Foreign currency translation adjustment, net of nil income taxes		—	—		—	(6,332)	—	(6,332)	—	(6,332)
Total comprehensive loss		—	—		—	10,095	(313,038)	(302,943)	(2)	(302,945)

Share-based compensation	23	—	—		2,215	—	—	2,215	—	2,215
Issuance of ordinary shares to Westwood Capital Group LLC (“Westwood”)	18	51,000	—	*	105	—	—	105	—	105
Disposal of equity investment under common control	2(c)	—	—		58,671	—	—	58,671	—	58,671
Disposal of a subsidiary		—	—		—	—	—	—	(382)	(382)
Balance as of June 30, 2025		676,877,794	7		1,846,655	65,260	(3,006,736)	(1,094,814)	(7,748)	(1,102,562)

* Amounts less than US$0.5.

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Continued)

(All amounts in thousands, except for share and per share data)

								Total
								shareholders’
								deficit
					Additional	Accumulated other		attributable to		Total
					paid-in	comprehensive	Accumulated	ordinary	Noncontrolling	shareholders’
	Note	Ordinary shares			capital	income	deficit	shareholders	interests	deficit
		Number of shares[1]	US$		US$	US$	US$	US$	US$	US$
Balance as of January 1, 2024		474,621,603	21		358,187	25,267	(1,588,773)	(1,205,298)	(5,404)	(1,210,702)
Net loss		—	—		—	—	(459,319)	(459,319)	(933)	(460,252)
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes		—	—		—	(401)	—	(401)	—	(401)
Foreign currency translation adjustment, net of nil income taxes		—	—		—	412	—	412	—	412
Total comprehensive loss		—	—		—	11	(459,319)	(459,308)	(933)	(460,241)
Accretion of redeemable convertible preferred shares		—	—		(2,979)	—	—	(2,979)	—	(2,979)
Recapitalization of ordinary shares		—	(16)		16	—	—	—	—	—
Share-based compensation	23	—	—		35,894	—	—	35,894	—	35,894
Conversion of convertible notes to ordinary shares		3,011,368	—	*	30,114	—	—	30,114	—	30,114
Issuance of ordinary shares and warrants to L Catterton Asia Acquisition Corp (“LCAA”), the Private Investment in Public Equity (“PIPE”) investors and warrant holders in connection with the consummation of business combination, net of transaction costs		94,277,279	1		675,378	—	—	675,379	—	675,379
Exchange of exchangeable notes to ordinary shares		36,597,038	—	*	365,970	—	—	365,970	—	365,970
Conversion of redeemable convertible preferred shares to ordinary shares		68,228,526	1		386,508	—	—	386,509	—	386,509
Exercise of public warrants	12	495,724	—	*	5,975	—	—	5,975	—	5,975
Balance as of June 30, 2024		677,231,538	7		1,855,063	25,278	(2,048,092)	(167,744)	(6,337)	(174,081)

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

* Amounts less than US$0.5.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

		Six Months Ended June 30,
	Note	2025	2024
		US$	US$
Operating activities:
Net cash used in operating activities		(150,905)	(468,361)
Investing activities:
Payments for purchases of property, equipment and software and intangible assets		(52,493)	(49,510)
Proceeds from disposal of property, equipment and software		11,814	7,387
Payments for purchases of short-term investments		—	(48,150)
Proceeds from sales of short-term investments		—	48,257
Receipts of government grants related to assets		—	28,063
Payments for investments in equity investees		—	(281)
Disposal of a subsidiary, net of cash disposed		(371)	—
Payments for purchases of securities pledged to an investor		—	(500,000)
Proceeds from sales of securities pledged to an investor		—	189,630
Proceeds from interest arising from securities pledged to an investor		4,469	4,469
Loans to a related party	25	—	(222,865)
Proceed from settlement of related party loans		—	140
Proceed from settlement of derivative instruments		740	—
Net cash used in investing activities		(35,841)	(542,860)
Financing activities:
Proceeds from issuance of ordinary shares to PIPE investors and LCAA, net of transaction costs		—	850,008
Repayments of refundable deposits in connection with the PIPE investments		—	(10,264)
Proceeds from issuance of exchangeable notes	14	27,842	—
Repayments of exchangeable notes	14	—	(365,994)
Proceeds from issuance of ordinary shares to exchangeable notes holders		—	361,262
Proceeds from issuance of convertible notes	15	189,263	119,284
Repayments of convertible notes	15	(119,263)	—
Proceeds from exercise of public warrants		—	5,700
Proceeds from issuance of ordinary shares to Westwood		23	—
Proceeds from short-term borrowings	10	809,735	439,922
Repayments of short-term borrowings	10	(601,425)	(151,118)
Payments of cash collateral to Meritz	13	(74,469)	—
Net cash provided by financing activities		231,706	1,248,800

LOTUS TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued)

(All amounts in thousands, except for share and per share data)

		Six Months Ended June 30,
	Note	2025	2024
		US$	US$
Effect of exchange rate changes on cash and restricted cash		(38,349)	(20,899)
Net increase in cash and restricted cash		6,611	216,680
Cash and restricted cash at beginning of the period		484,937	427,135
Cash and restricted cash at end of the period		491,548	643,815
Reconciliation of cash and restricted cash:
Cash		67,849	268,781
Restricted cash, current		420,971	373,887
Restricted cash, non-current		2,728	1,147
Total cash and restricted cash		491,548	643,815
Supplemental information
Interest paid		16,614	6,915
Income taxes paid		1,455	573
Income taxes refund		(349)	(13)
Non-cash investing and financing activities:
Purchase of property, equipment and software and intangible assets included in accrued expenses and other current liabilities		37,921	63,354
Issuance costs payable		6,556	32,406
Receivable from a disposal of an equity investment under common control	2(c)	58,671	—
Receivable from issuance of ordinary shares to Westwood		82	—
Accretion of redeemable convertible preferred shares		—	2,979
Issuance of ordinary shares through conversion of convertible notes		—	30,114
Issuance of ordinary shares through conversion of redeemable convertible preferred shares		—	386,509

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

1.	DESCRIPTION OF BUSINESS AND ORGANIZATION

(a)Description of Business

Lotus Technology Inc. (“the Company”), an exempted company with limited liability, was incorporated in Cayman Islands, on August 9, 2021. The Company, through its wholly owned subsidiaries (collectively, “the Group”), is primarily engaged in the design, develop, and sales of luxury lifestyle battery electric vehicles (“BEV”) under the “Lotus” brand (“Lotus BEV business”) and the Group is also a distributor that sells luxury sports cars under the “Lotus” brand (“Lotus sports car business”) across the world. The Group provides other sales and ancillary services to customers.

(b)Merger and recapitalization

On February 22, 2024 (the “Closing Date”), the Company consummated its merger with LCAA pursuant to a merger agreement dated January 31, 2023 (as amended and restated dated as of October 11, 2023, the “Merger Agreement”) by and among LCAA, the Company, a Cayman Islands exempted company, Lotus Temp Limited, a Cayman Islands exempted company and wholly-owned subsidiary of the Company (“Merger Sub 1”), and Lotus EV Limited, a Cayman Islands exempted company and wholly-owned subsidiary of the Company ( “Merger Sub 2”). Pursuant to the Merger Agreement, (i) Merger Sub 1 was merged with and into LCAA (the “First Merger”), with LCAA surviving the First Merger as a wholly-owned subsidiary of the Company (such company, as the surviving entity of the First Merger, “Surviving Entity 1”) and the shareholders of LCAA becoming shareholders of the Company, and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, Surviving Entity 1 was merged with and into Merger Sub 2 (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a wholly-owned subsidiary of the Company (such company, as the surviving entity of the Second Merger, “Surviving Entity 2”) (collectively, the “Merger Transaction” or “Business Combination”).

Upon the consummation of the Merger Transaction,

(i)All ordinary shares of the Company held by all existing shareholders of the Company before the Merger Transaction were recapitalized into 474,621,603 ordinary shares using recapitalization factor of 0.2215 (“Recapitalization Factor”). All applicable share and per share amounts in the consolidated financial statements have been retrospectively adjusted to reflect the effects of the recapitalization (“Recapitalization”);
(ii)All the preferred shares of the Company that were issued and outstanding immediately prior to the effective time of the First Merger were converted to the Company ordinary share on a one-for-one basis (the “Preferred Share Conversion”) and recapitalized into 68,228,526 ordinary shares using the Recapitalization Factor. All applicable share and per share amounts in the consolidated financial statements have been retrospectively adjusted to reflect the effects of the Recapitalization;
(iii)94,277,279 ordinary shares were issued to a number of investors (the “PIPE Investors”) and the holders of Class A ordinary shares of LCAA for a total consideration of US$858,495 (the “PIPE Investments”), among which,
-	50,000,000 ordinary shares were issued to Meritz Securities Co., Ltd. (“Meritz”) for a total consideration of US$500,000, concurrent with the issuance of put option and call options;
-	35,849,458 ordinary shares were issue to other PIPE Investors, among which, 12,750,000 ordinary shares were issued to Lotus Technology International Investment Limited (“LTIIL”), and 12,250,000 ordinary shares were issued to Etika Automotive SDN BHD (“Etika”);

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

-	8,427,821 ordinary shares were issued to then holders of Class A ordinary shares of LCAA, including 1,265,103 Class A ordinary shares of LCAA held by public shareholders and 7,087,718 Class A ordinary share of LCAA held by LCA Acquisition Sponsor LP (the “Sponsor”) and 75,000 Class A ordinary shares of LCAA held by the directors and officers of LCAA, among which all or a portion of (as reasonably determined by the Company in good faith) 20% of the ordinary shares, i.e. 1,417,544 ordinary shares held by the Sponsor will remain unvested upon the consummation of the Merger Transaction and become vested upon each occurrence of (a) the commencement or official announcement of any business collaboration facilitated by Sponsor or its affiliates (including, without limitation, in connection with product development, marketing, customer engagement, retail space, and technology infrastructure development), or (b) an approved commitment to invest in the Company or one of its subsidiaries by an investor introduced or facilitated by Sponsor or its affiliate, in each case, within eighteen months following the Closing Date;
(iv)36,597,038 ordinary shares were issued to WFOE Exchangeable Notes Holder following the settlement of the outstanding principal amount of the WFOE Exchangeable Notes to WFOE Exchangeable Notes Holder;
(v)577,456 and 2,433,912 ordinary shares, totally 3,011,368 ordinary shares, were issued to Momenta Global Limited and a number of Pre-IPO Notes investors, respectively, pursuant to the conversion of Momenta Note and Pre-IPO Notes;
(vi)9,550,246 warrants were issued to the then public shareholders of LCAA in exchange for the warrants held by public shareholders of LCAA (the “Public Warrants”), and 5,486,784 warrants were issued to the Sponsor in exchange for warrants held by the Sponsor (the “Sponsor Warrants”). Each Public Warrant and Sponsor Warrant can be exercised at an exercise price of US$11.50 in exchange for one ordinary share of the Company.

Pursuant to the Mergers above stated, LCAA was considered as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of the Company represented a continuation of its operations with the Mergers treated as the equivalent of the Company issuing shares for the net assets of LCAA, accompanied by a recapitalization. The net assets of the Company are stated at historical cost, with no goodwill or other intangible assets recorded.

The ordinary shares of the Company and the Public Warrants are listed on the Nasdaq Stock Market LLC, or “Nasdaq”, under the trading symbols “LOT” and “LOTWW”, respectively, on February 23, 2024.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company and its consolidated subsidiaries (collectively referred to “the Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The consolidated balance sheet as of December 31, 2024 was derived from the audited consolidated financial statements of the Group. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated balance sheet of the Group as of December 31, 2024, and the related consolidated statements of comprehensive loss, changes in shareholders’ deficit and cash flows for the year then ended.

In the opinion of the management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of June 30, 2025, the results of operations and cash flows for the six months ended June 30, 2025 and 2024, have been made.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

These unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP assuming the Company will continue as a going concern. The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists. The Company has incurred losses since its inception. As of June 30, 2025, the Company had an accumulated deficit of US$3,006,736 and net current liabilities exceeded current assets in the amount of US$1,181,867. In addition, the Company recorded net cash used in operating activities in the amount of US$150,905 for the six months ended June 30, 2025.

Historically, the Company had relied principally on proceeds from the issuance of ordinary shares, redeemable convertible preferred shares, exchangeable notes, convertible notes and related party borrowings to finance its operations and business expansion. The Company will require additional liquidity to continue its operations over the next 12 months. The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, i) reducing discretionary capital and operating expenses, ii) obtaining additional loans from banks or related parties and renewal of existing loans when they are due, iii) exploring opportunities for further equity financing, and iv) restructuring of operations to grow revenues and accelerating pace of collections of receivables. However, given the impact of the uncertainty of global economic and global financial markets, the Company may be unable to access further debt or equity financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The unaudited condensed consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

(b)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported revenues and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes. Accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements include, but not limited to, standalone selling price of each distinct performance obligation in revenue recognition, lower of cost and net realizable value of inventories, provision of credit losses of financial assets, useful lives and recoverability of property, equipment and software, recoverability of right-of-use assets and intangible assets with indefinite useful lives, valuation allowance of deferred tax assets, determination of incremental borrowing rates for leases, estimated product warranties reserve, and fair value determination of i) exchangeable notes; ii) convertible notes; iii) warrant liabilities; iv) put option liabilities; and v) share-based compensation arrangements. Management bases the estimates on historical experience, known trends and various other assumptions that are believed to be reasonable under current circumstances. Actual results could differ from those estimates.

(c)	Equity method investments

The Group applies the equity method to account for equity interests in investees over which the Group has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. There was no equity method goodwill recognized.

In June 2025, Ningbo Lotus Venture Capital Co., Ltd (“Ningbo Lotus”), formerly named as Sanya Lotus Venture Capital Co., Ltd. and a wholly-owned subsidiary of the Company, transferred all of its equity shares of Wuxi InfiMotion Technology Co., Ltd. (“Wuxi InfiMotion”) to Zhejiang Geely Powertrain Co., Ltd, a related party ultimately controlled by Mr. Shufu Li (the “Controlling Shareholder”), at a total consideration of RMB420,000 in cash. The transaction was accounted for as common control transaction, and the difference between the book value of Wuxi InfiMotion equity investment and the consideration, RMB420,000 (equivalent to US$58,671), was recorded in additional paid-in capital. All cash consideration was fully received subsequently.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(d)	Impairment of Long-lived Assets

Long-lived assets, including property, equipment and software and operating lease right-of-use assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. When such events or circumstances occur, the Group first compares the carrying amount of the asset or asset group to future undiscounted net cash flows expected to be resulted from the use and eventual disposition of the assets. If the carrying amount of the asset or asset group is not recoverable based on undiscounted cash flows, an impairment is recognized for the excess of the asset or asset group’s carrying value over its fair value. Fair value is determined through various valuation techniques including discounted cash flow models and quoted market values, as considered necessary. Estimation of future cash flows requires management to make assumptions and to apply judgments, including projecting future sales forecast, gross margin ratios and discount rate which are considered as Level 3 unobservable inputs in relation to fair value measurement.

When an impairment loss is recognized, the loss is allocated to the assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value whenever that fair value is determinable without undue cost and effort.

For the six months ended June 30, 2025, the Group recognized an impairment loss of long-lived assets of US$51,504, out of which US$47,002 was related to property, equipment and software, and US$4,502 was related to right-of-use assets. The impairment loss recognized was due to lower performance results compared to original plans. No such impairment loss was recorded for the six months ended June 30, 2024.

(e)	Warranties

The following table shows the movements of product warranty reserve:

	Six Months Ended June 30,
	2025	2024
	US$	US$
Accrued warranty at the beginning of the period	24,048	7,022
Additions	5,244	8,790
Utilization	(6,034)	(1,541)
Foreign currency translation adjustment	1,315	(55)
Accrued warranty at the end of the period	24,573	14,216
Including:
– Current portion	4,207	2,259
– Non-current portion	20,366	11,957

(f)	Concentration and Risk

Concentration of customers and suppliers

The Group’s accounts receivables – related parties are mainly due from Zhejiang Geely Holding Group (“Geely Holding”) and its subsidiaries (collectively as “Geely Group”), representing 93.73% and 78.67% of the Group’s accounts receivable — related parties as of June 30, 2025 and December 31, 2024, respectively. During the the six months ended June 30, 2025 and 2024, Geely Group contributed US$17,854 and US$9,590 of the Group’s total revenues, respectively.

No third-party customer contributed more than 10.0% of the Group’s total revenues for the six months ended June 30, 2025 and 2024.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Accounts receivable balances with greater than 10.0% the Group’s accounts receivable balances as of June 30, 2025 and December 31, 2024 were as follows.

	As of	As of
	June 30, 2025	December 31, 2024

	proportion of total accounts receivable balance
Geely Group	62.82%	37.72%

Suppliers contributed more than 10.0% of total purchases for the six months ended June 30, 2025 and 2024 are as below.

	Six Months Ended June 30,
	2025	2024

	proportion of total costs and expenses
Geely Group	48.76%	69.70%

Payable balances with greater than 10.0% the Group’s amounts due to suppliers as of June 30, 2025 and December 31, 2024 were as follows:

	As of	As of
	June 30, 2025	December 31, 2024

	proportion of total payables balance
Geely Group	55.72%	60.39%

Concentration of credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist principally of cash, restricted cash, accounts receivable, loan receivables, and other receivables included in prepayments and other current assets.

Substantial all of the Group’s cash at bank is held by third-party financial institutions located in Chinese mainland and European countries. The Company believes that it is not exposed to unusual risks as these financial institutions have high credit quality. If the financial institutions could become insolvent, the Company could lose some or all of the value of cash.

Accounts receivables are primarily derived from revenue earned from sales of sports cars and BEV lifestyle models, and automotive design and development services. Accounts receivable, loans receivables and other receivables included in prepayments and other current assets are unsecured. The risk is mitigated by credit evaluations performed on them.

(g)	Segment Reporting

The Group’s chief operating decision maker (“CODM”) has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer and management personnel do not segregate the Group’s business by product or service. Management has determined that the Group has one operating segment. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. The CODM evaluates performance for its single reportable segment based on total revenues and gross profit, which are the same as those presented on the consolidated statements of comprehensive loss.

(h)	Reclassification

Certain reclassification has been made to the prior period’s financial statements to conform to the current period presentation. This reclassification had no effect on the previously reported results of operations or accumulated deficit.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

3.ACCOUNT RECEIVABLES - THIRD PARTIES, NET

	As of	As of
	June 30, 2025	December 31, 2024
	US$	US$
Accounts receivable-third parties	55,402	120,631
Less: Allowance for credit losses	(1,209)	(3,555)

Total	54,193	117,076

Provisions of allowance for credit losses recognized in general and administrative expenses were reversal of US$2,479 and accrual of US$308 for the six months ended June 30, 2025 and 2024, respectively.

4.	INVENTORIES

Inventories consisted of the following:

	As of	As of
	June 30, 2025	December 31, 2024
	US$	US$
Products available for sale	139,765	179,905
Goods in transit	23,645	7,763
Raw materials	941	828
Work-in-progress	60	86
Total	164,411	188,582

Inventory write-downs recognized in cost of goods sold for the six months ended June 30, 2025 and 2024 were US$6,262 and US$4,711, respectively.

Inventories of nil and US$1,243 were pledged for other short-term financing arrangements (note 10) as of June 30, 2025 and December 31, 2024, respectively.

5.	PREPAYMENTS AND OTHER CURRENT ASSETS — THIRD PARTIES

Prepayments and other current assets — third parties consisted of the following:

	As of	As of
	June 30, 2025	December 31, 2024
	US$	US$
Deductible VAT	38,666	34,523
Prepayments to third-party suppliers	24,691	20,903
Contract costs	13,577	3,492
Deposits	2,868	3,417
Interest receivable	1,947	5,130
Others	5,309	5,222
Less: Allowance for credit losses	(14)	(146)
Total	87,044	72,541

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

6.	PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software, net, consisted of the following:

	As of	As of
	June 30, 2025	December 31, 2024
	US$	US$
Buildings and facilities	8,455	8,354
Machinery and R&D equipment	28,419	30,010
Molds and tooling	142,032	140,689
Motor vehicles	41,701	43,980
Office and electronic equipment	28,206	28,412
Purchased software	73,955	73,342
Leasehold improvements	42,683	47,467
Property, equipment and software	365,451	372,254
Less: Accumulated depreciation	(153,963)	(122,905)
Less: Provision for impairment (note 2(d))	(47,168)	—
	164,320	249,349
Construction in progress (i)	78,945	67,098
Property, equipment and software, net	243,265	316,447

(i)Represents the capitalized expenditures on the construction of corporate buildings, leasehold improvements, molds, tooling and R&D equipment under construction.

Depreciation expenses on property, equipment and software were allocated to the following expense items:

	Six Months Ended June 30,
	2025	2024
	US$	US$
Cost of revenues	11,901	13,628
Research and development expenses	3,421	2,457
Selling and marketing expenses	7,334	13,282
General and administrative expenses	12,996	9,919
Total	35,652	39,286

Property, equipment and software of US$244 and US$370 were pledged for other short-term financing arrangements (note 10) as of June 30, 2025 and December 31, 2024, respectively.

7.	INTANGIBLE ASSETS

Intangible assets consisted of the following:

	As of	As of
	June 30, 2025	December 31, 2024
	US$	US$
Trademark licenses with indefinite useful lives	116,041	116,083
License plates with indefinite useful lives	273	275
Others	171	142
Total	116,485	116,500

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

8.	LEASES

The Group has entered into various non-cancellable operating lease agreements for land use rights, certain offices, warehouses, retail and service locations, and vehicles worldwide. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor.

The components of lease cost were as follows:

	Six Months Ended June 30,
	2025	2024
	US$	US$
Operating lease cost	9,850	14,222
Short-term lease cost	4,066	1,431
Variable lease cost	—	83
Total	13,916	15,736

Certain leases have annual rent escalations based on subsequent year-to-year changes in the consumer price index (“CPI”). While operating lease liabilities are not remeasured as a result of changes to the CPI, the year-to-year changes to the CPI are treated as variable lease payments and recognized in the period in which they are incurred.

The above lease costs are recognized as cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses.

Supplemental cash flows information related to leases was as follows:

	Six Months Ended June 30,
	2025	2024
	US$	US$
Cash paid for amounts included in the measurement of lease liabilities
Operating cash outflows from operating leases	9,196	13,522
Right-of-use assets obtained in exchange for lease obligations
Operating leases	145	2,640

Supplemental balance sheet information related to leases was as follows:

	As of	As of
	June 30, 2025	December 31, 2024
	US$	US$
Operating Leases
Operating lease right-of-use assets (i)	131,166	144,029
Less: Provision for impairment (note 2(d))	(4,518)	—
	126,648	144,029
Operating lease liabilities, current
− Operating lease liabilities-third parties	11,493	14,094
− Operating lease liabilities-related parties (ii)	1,625	1,028
Operating lease liabilities, non-current
− Operating lease liabilities-third parties	64,794	68,331
− Operating lease liabilities-related parties	4,025	10,729
Total operating lease liabilities	81,937	94,182
(i)Operating lease right-of-use assets included land use rights with carrying amount of US$45,755 as of June 30, 2025.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(ii)This item is included in accrued expenses and other current liabilities – related parties in the unaudited condensed consolidated balance sheets as of June 30, 2025 and December 31, 2024, respectively.

Weighted average remaining lease term and weighted average discount rate for leases, excluding prepaid land use rights, were as follows:

	Six Months Ended June 30,
	2025	2024
	US$	US$
Weighted-average remaining lease term
Operating leases	6.71 years	7.78 years
Weighted-average discount rate
Operating leases	6.31%	6.64%

9.	OTHER NON-CURRENT ASSETS – THIRD PARTIES

Other non-current assets consisted of the following:

	As of	As of
	June 30, 2025	December 31, 2024
	US$	US$
Deductible VAT	64,163	54,951
Prepayments for purchases of property, equipment and software	3,654	8,899
Deposits for long-term operating leases	2,364	2,557
Others	648	602
Total	70,829	67,009

10.	SHORT-TERM BORROWINGS

Short-term borrowings consisted of the following:

	As of	As of
	June 30, 2025	December 31, 2024
	US$	US$
Borrowings from banks (i)	633,252	601,165
Borrowings from related parties (note 25(v))	390,406	199,570
Other short-term financing arrangements (ii)	26	1,784
	1,023,684	802,519
Including:
Short-term borrowings – third parties	633,278	602,949
Short-term borrowings – related parties	390,406	199,570
(i)During the six months ended June 30, 2025, the Group borrowed loans due within one year or less with aggregated principal amounts of US$467,102 from banks in Chinese mainland, bearing an interest rate of one-year loan prime rate (“LPR”) published by China Foreign Exchange Trade System at the date of utilization plus 0.25% to 0.65% per annum. The interests shall be repaid quarterly or monthly. During the six months ended June 30, 2025, the Group repaid loans with principal amount of US$438,039.
(ii)During the six months ended June 30, 2025, the Group had certain short-term financing arrangement of vehicles sales with third parties that the control of underlying vehicles was not transferred from the Group to the buyers. During the six months ended June 30, 2025, the aggregated financing amounts repaid was US$1,747.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(iii)The weighted average interest rate on short-term borrowings outstanding as of June 30, 2025 and December 31, 2024 is 4.08% and 4.32%, respectively.

As of June 30, 2025 and December 31, 2024, the Group had a total line of credit in the amount of US$1,195,779 and US$916,748, respectively, of which the unused portion was US$209,060 and US$241,918, respectively.

As of June 30, 2025 and December 31, 2024, certain Group’s short-term borrowings were secured by restricted cash amounting to US$380,236 and US$368,382, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES — THIRD PARTIES

Accrued expenses and other current liabilities — third parties consisted of the following:

	As of	As of
	June 30, 2025	December 31, 2024
	US$	US$
Payables for marketing events	81,489	84,423
Accrued salaries and benefits	60,574	60,450
Payables for R&D expenses	39,742	50,176
Payables for purchase of property, equipment and software	35,174	68,238
Payables for service fees	32,027	50,470
VAT and other taxes payables	28,690	27,649
Deposits from third parties suppliers	13,758	22,615
Advance from customers	1,309	3,624
Others	29,645	22,146
Total	322,408	389,791

12.WARRANT LIABILITIES

Six Months Ended
June 30, 2025
US$
Balance as of December 31, 2024	3,340
Change in fair values	(1,722)
Balance as of June 30, 2025	1,618

Public Warrant and Sponsor Warrants

As stated in note 1(b)(vi), 9,550,246 Public Warrants were issued to the then public shareholders of LCAA in exchange for the warrants held by public shareholders of LCAA, and 5,486,784 Sponsor warrants were issued to the Sponsor in exchange for warrants held by the Sponsor.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Given the Public Warrants are publicly traded on Nasdaq, the liability is measured at fair value using observable inputs and categorized in Level 1 of the fair value hierarchy, while the Sponsor Warrants liability is measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. The binomial option pricing model is used for estimating the fair value of the Sponsor Warrants. As of June 30, 2025, the fair value of the Sponsor Warrants was estimated with the following assumptions:

As of June 30, 2025

Risk-free interest rate	3.72%
Dividend rate	0.0%
Expected term (years)	3.64 years
Expected volatility	52.55%
Spot price	US$2.20

13.MERITZ INVESTMENT

On February 22, 2024, the Company issued to Meritz 50,000,000 ordinary shares of the Company (“Meritz Subscription Shares”) at an aggregate subscription price equal to US$500,000 (“Meritz Investment”). Pursuant to the Meritz subscription agreement, Meritz has the option to sell all or part of the Meritz Subscription Shares to the Company upon the occurrence of certain triggering events, including certain credit events, collateral-related default, failure to comply with certain financial covenants, failure to satisfy certain registration condition with respect to Meritz Subscription Shares, or the third anniversary of the closing of the Meritz Investment, all or part of the Meritz Subscription Shares then held by Meritz to the Company at an agreed return, i.e. 12.5% internal rate (“Meritz put option”).

On October 15, 2024, Yin Qing Holdings Limited, which is wholly owned by Mr. Qingfeng Feng, the CEO and director of the Company, pledged all of its rights and interests in 7,000,000 Company’s ordinary shares (“Pledged Shares”) in favor of Meritz, served as security for the Company’s full and timely fulfillment of its obligation under the Meritz subscription agreement.

On March 28, 2025, the Company entered into an amended and restated share buyback agreement (the “A&R SBA”) with Meritz to amend and restate in its entirety a share buyback agreement dated November 29, 2024 previously entered between the Company and Meritz. Pursuant to the A&R SBA, Meritz agrees to sell, and the Company agrees to repurchase 17,500,000 ADSs (“Share Buyback Transaction”) and the default interest, with cumulative accrued amount of US$22,261 as of March 28, 2025, stopped accruing since March 28, 2025.

Upon the completion of the Share Buyback Transaction (the “Closing”), certain provisions under the subscription agreement terminated, including: (i) the obligation for the Company to maintain US$175,000 of unrestricted cash as of the last date of each fiscal quarter; (ii) the Company’s call option to acquire certain Meritz shares at US$14.00 per share if the closing price of the ADSs for a five-trading-day period exceeds US$14.00; and (iii) the Company’s obligation to deposit additional cash as collateral in the restricted cash account to secure its obligations due to changes in the closing price of the ADSs. After the Closing, Meritz has the option to sell all or part of the remaining 32,500,000 ordinary shares to the Company upon the third anniversary of the closing of the Meritz Investment.

Pursuant to the A&R SBA, the Company agreed to complete the full payment of a deposit of US$150,938 (“SBA Deposit”) to Meritz on or before April 30, 2025 and the remaining repurchase price (an amount that provides Meritz with a 12.5% annualized interest rate on US$48,109, calculated for the period between March 28, 2025 and the date of Closing), together with any accrued default interest (to the extent not waived by Meritz in accordance with the A&R SBA), at the Closing to take place on or before September 30, 2025. Closing is subject to customary closing conditions. In the event that the SBA Deposit is not paid on or before April 30, 2025 or the Closing does not take place on or prior to September 30, 2025 (except due to Meritz’s failure to satisfy certain closing conditions, provided that the Company is not in breach of any representation or warranty, covenant or other agreement and is otherwise ready, willing and able to consummate the Closing), (i) an event of default will be deemed to occur under the subscription agreement; (ii) to the extent that the event of default occurs on September 30, 2025, Meritz shall transfer 12,689,058 ADSs to Lotus EV Limited, the Company’s subsidiary. Lotus EV Limited shall pledge such shares to Meritz, and such pledged ADSs will become immediately enforceable and shall be enforced by Meritz; (iii) Meritz shall enforce the security under the Subscription Agreement; (iv) Meritz shall enforce the Pledged Shares in favor of Meritz; and (v) Meritz will have the right to terminate the A&R SBA. The aforementioned SBA Deposit was fully settled on April 30, 2025.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

On July 31, 2025, the remaining repurchase price of US$50,090 was fully paid by the Company, and all default interest was waived in accordance with the A&R SBA. On August 4, 2025, 17,500,000 ADSs were transferred from Meritz to the Company. On August 5, 2025, the Pledged Shares were fully released.

On August 27, 2025, the Company entered into a share buyback agreement with Meritz pursuant to which Meritz agreed to sell, and the Company agreed to repurchase 32,500,000 ADSs of the Company for an aggregate purchase price of US$387,366 plus additional depositary fee of US$1,000. On September 5, 2025, purchase price and additional depositary fee was fully paid by the Company and the transaction was closed. Upon closing, Meritz subscription agreement and A&R SBA, including all obligations of the Company thereunder, were terminated and of no further force or effect.

Accounting for the Meritz Investment

At initial recognition, the Meritz put option liability is determined to be a freestanding financial instrument that is accounted for as a liability in the scope of ASC Topic 480, Distinguishing Liabilities from Equity, because the put options embody an obligation to repurchase equity shares by transferring assets. The Company initially measured the Meritz put option liability at fair value and subsequently remeasured to fair value with changes in fair value of US$54,406 recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” for the six months ended June 30, 2025 in the unaudited condensed consolidated statements of comprehensive loss.

Since the Share Buyback Agreement is entered into separately and apart from the issuance of the underlying 17,500,000 Meritz Subscription Shares, the Share Buyback Agreement is a freestanding financial instrument. The Share Buyback obligation is unconditional and requires the Company to repurchase a fixed number of its own equity shares for cash. Accordingly, the Company accounts for the Share Buyback obligation as a physically settled forward purchase contract in the scope of ASC Topic 480. On April 30, 2025, the Company paid the remaining SBA Deposit of US$74,469, which can be used to settle the repurchase obligation. The remaining share buyback forward liabilities were US$49,575 as of June 30, 2025, with US$6,985 recognized as interest expenses in the unaudited condensed consolidated statements of comprehensive loss for the six months ended June 30, 2025.

Pursuant to the A&R SBA, the put option liabilities of US$363,521 was classified as non-current liabilities in the unaudited condensed consolidated balance sheet as of June 30, 2025.

The movement of Meritz put option during the six months ended June 30, 2025 consisted of the following:

Meritz put option
US$

Balance as of December 31, 2024	309,115
Change in fair values	54,406
Balance as of June 30, 2025	363,521
Including:
- Current portion	—
- Non-current portion	363,521

The fair value of Meritz put option liability as of June 30, 2025 was estimated using the scenario-weighted average method with binomial model, with the following assumptions:

As of June 30, 2025

Risk‑free interest rate	3.81%
Expected volatility	59.02%
Expected dividend yield	0.00%
Remaining term	1.64 years

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

14.	EXCHANGEABLE NOTES

	Lightning
	Speed	Kingway
	Exchangeable	Exchangeable
	Notes	Notes	Total
	US$	US$	US$
Balance as of December 31, 2024	75,164	27,835	102,999
Issuance of exchangeable notes	—	27,842	27,842
Changes in fair values of exchangeable notes, excluding impact of instrument-specific credit risk	733	(387)	346
Changes in fair values of exchangeable notes due to the instrument-specific credit risk	(3,246)	(2,596)	(5,842)
Foreign currency translation adjustment	305	203	508
Balance as of June 30, 2025	72,956	52,897	125,853
Including:
– Current portion	—	—	—
– Non-current portion	72,956	52,897	125,853

Lightning Speed Exchangeable Notes

In December 2022, the Company’s subsidiary, Hangzhou Lightning Speed Technology Co., Ltd. (“Lightning Speed”) issued the first tranche of exchangeable notes (the “Lightning Speed Exchangeable Notes”) with the principal amount of RMB500,000 to an investor (the “Lightning Speed Exchangeable Notes Holder”). Each tranche of Lightning Speed Exchangeable Notes is scheduled to mature on the five-year anniversary date of issuance and bearing a simple interest rate of loan prime rate published by China Foreign Exchange Trade System (“LPR”). With the consent of the Lightning Speed Exchangeable Notes Holder, Lightning Speed can extend the term of each tranche of Lightning Speed Exchangeable Notes twice, but each extension shall not exceed one year. During the extension period, the interest on the outstanding principal of the Lightning Speed Exchangeable Notes is calculated at the simple interest rate of 110% of LPR. All interests shall be paid at maturity.

During the period from the issuance date to the maturity date of each tranche of Lightning Speed Exchangeable Notes (subject to extension discussed above), the Lightning Speed Exchangeable Notes Holder is entitled to convert the whole or any portion of the outstanding principal amount of the Lightning Speed Exchangeable Notes into the shares of Lightning Speed based on the equity valuation of Lightning Speed, which is subject to further agreement by both parties, at the conversion date.

The Lightning Speed Exchangeable Notes Holder is entitled to request Lightning Speed to repay all outstanding principal and interests at maturity or if there is any occurrence of events of default by Lightning Speed. During the six months ended June 30, 2025 and 2024, no default event was occurred.

Kingway Exchangeable Note

On September 29, 2024, the Company’s subsidiary, Hangzhou Kingway Technology Co., Ltd. (“Kingway”) entered into an exchangeable note agreement with an investor. Pursuant to the agreement, Kingway is entitled to issue exchangeable note (the “Kingway Exchangeable Notes”) of RMB600,000 to obtain financing from the investor (the “Kingway Exchangeable Notes Holder”). The repayments of the Kingway Exchangeable Notes were guaranteed by the ultimate shareholders of Kingway in Chinese mainland, i.e., Wuhan Lotus Technology Co., Ltd., a wholly owned subsidiary of the Company. Each tranche of Kingway Exchangeable Notes is scheduled to mature on the five-year anniversary date of issuance and bearing a simple interest rate of LPR.

In September 2024, January and April 2025, Kingway issued exchangeable notes with the principal amount of US$28,541 (equivalent to RMB200,000), US$13,910 (equivalent to RMB100,000) and US$13,932 (equivalent to RMB100,000) to Kingway Exchangeable Notes Holder, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

During the period from the issuance date to the maturity date of each tranche of Kingway Exchangeable Notes, the Kingway Exchangeable Notes Holder is entitled to convert the whole or any portion of the outstanding principal amount and accumulated outstanding accrued interest of the Kingway Exchangeable Notes into the shares of Kingway based on the equity valuation of Kingway, which is subject to further agreement by both parties, at the conversion date.

The Kingway Exchangeable Notes Holder is entitled to request Kingway to repay all outstanding principal and interests at maturity or if there is any occurrence of events of default by Kingway. During the six months ended June 30, 2025, no default event was occurred.

The Group elected the fair value option to account for both the Lightning Speed Exchangeable Notes and the Kingway Exchangeable Notes (“the Exchangeable Notes”), including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transactions. The Exchangeable Notes were recognized at fair value at the issuance date and are measured subsequently at fair value. The changes in fair values due to the instrument-specific credit risk were charged to other comprehensive income (loss) and reclassified to profit or loss upon disposal. All other changes in fair values were recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated statements of comprehensive loss.

The Group adopted a scenario-weighted average method to estimate the fair value of the Exchangeable Notes, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair values of the Exchangeable Notes were estimated with the following key assumptions used:

	As of June 30, 2025
	Lightning Speed	Kingway
	Exchangeable Notes	Exchangeable Notes
Risk-free interest rates	1.34%~1.35%	1.32%~1.50%
Probability of conversion	75%	75%
Bond yield	14.15%	13.61%~14.71%

15. CONVERTIBLE NOTES

	Subsidiary	2024	2025
	Convertible Note	Convertible Notes	Convertible Notes	Total
	US$	US$	US$	US$
Balance as of December 31, 2024	74,246	113,910	—	188,156
Issuance of convertible notes	—	—	189,263	189,263
Changes in fair values of convertible notes, excluding impact of instrument-specific credit risk	1,582	5,948	9,783	17,313
Changes in fair values of convertible notes due to the instrument-specific credit risk	(12,249)	(595)	—	(12,844)
Repayment	—	(119,263)	—	(119,263)
Foreign currency translation adjustment	276	—	—	276
Balance as of June 30, 2025	63,855	—	199,046	262,901
Including:
– Current portion	—	—	123,544	123,544
– Non-current portion	63,855	—	75,502	139,357

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Subsidiary Convertible Note

In June 2022, the Company’s subsidiary, Ningbo Lotus Robotics Co., Ltd. (“Ningbo Robotics”), issued a seven-year convertible note (the “Subsidiary Convertible Note”) with the principal amount of RMB500,000 to an investor (the “Subsidiary Convertible Note Holder”). The Subsidiary Convertible Note Holder is entitled to receive annual interest equal to the outstanding principal multiplied by the latest five-year loan prime rate (“LPR”) published by China Foreign Exchange Trade System plus 79.8% per annum, i.e., LPR* (1+79.8%) (“interest rate”) on June 30 every year until the expiration of the Subsidiary Convertible Note. The Subsidiary Convertible Note Holder has the right to convert the Subsidiary Convertible Note to the subsidiary’s equity within 7 years from the issuance date (i.e., convertible before June 8, 2029), if the agreed financial performance of Ningbo Robotics achieved. All outstanding interest shall be paid in cash immediately before the conversion. The conversion price is RMB 135 per ordinary share of Ningbo Robotics (1 paid in capital equal to 1 share), subject to anti-dilution adjustment. Ningbo Lotus, the immediate parent company of Ningbo Robotics, shall redeem all outstanding principal amount of Subsidiary Convertible Note at maturity (i.e., June 8, 2029).

The Group elected the fair value option for the Subsidiary Convertible Note, including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Subsidiary Convertible Note was recognized at fair value at the issuance date and is measured subsequently at fair value. The changes in fair values due to the instrument-specific credit risk were charged to other comprehensive income (loss) and all other changes in fair values were recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated statements of comprehensive loss.

The Group adopted a scenario-weighted average method to estimate the fair value of the Subsidiary Convertible Note, based on an analysis of future values of the settlement of the obligation, assuming various outcomes. The probability weightings assigned to certain potential scenarios were based on management’s assessment of the probability of settlement of the liability in cash or shares and an assessment of the timing of settlement. In each scenario, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair value of the Subsidiary Convertible Note as of June 30, 2025 was estimated with the following key assumptions used:

As of June 30, 2025
Risk-free interest rates	1.43%
Probability of conversion	10%
Bond yields	14.73%~15.41%

2024 Convertible Notes

On June 24 and June 25, 2024, the Company entered into short-term unsecured convertible notes (“2024 Convertible Notes”) agreement with a related party, Geely International (Hong Kong) Limited (“Geely HK”) (“2024 Convertible Notes Holder”) and issued convertibles notes with principal amounts of US$54,904 and US$54,880, respectively, that will both be due on June 22, 2025. The 2024 Convertible Notes Holder is entitled to receive interest at coupon rate of Secured Overnight Financing Rate published on the New York Federal Reserve website (“SOFR”) plus 3.35% per annum. The 2024 Convertible Notes Holder has the right, at its option, to convert all or any portion of the notes, to the Company’s fully paid ordinary shares at any time during the conversion period. The conversion price equals to the volume-weighted average of the last reported sale price of the Company’s ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date, subject to adjustment.

The 2024 Convertible Notes were fully repaid in June 2025. Upon the repayment, the accumulated recognized other comprehensive loss relating to fair value changes due to instrument-specific credit risk of US$2,259 was recycled to the unaudited condensed consolidated statement of comprehensive loss for the six months ended June 30, 2025.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

2025 Convertible Notes

On February 28 and June 20, 2025, the Company entered into unsecured convertible notes (“2025 Convertible Notes”) agreements with a related party, Geely HK (“2025 Convertible Notes Holder”) and issued convertibles notes with principal amounts of US$70,000 and US$ 119,263. The 2025 Convertible Notes were issued on April 28 and June 20, 2025, respectively, and will be due on April 28, 2027 and June 18, 2026, respectively. The 2025 Convertible Notes Holder is entitled to receive interest at coupon rate of SOFR published on the New York Federal Reserve website plus 3.35% per annum. The 2025 Convertible Notes Holder has the right, at its option, to convert all or any portion of the notes, to the Company’s fully paid ordinary shares at any time during the conversion period. The conversion price equals to the volume-weighted average of the last reported sale price of the Company’s ADSs over the 10 consecutive trading days immediately preceding the applicable conversion date, subject to adjustment. In addition, in connection with 2025 Convertible Notes issued on April 28, 2025, 2025 Convertible Notes Holder entered into equity pledge agreements with Ningbo Lotus, a wholly-owned subsidiary of the Company, pursuant to which Ningbo Lotus agreed to pledge to the 2025 Convertible Notes Holder 50% equity interests held by Ningbo Lotus in Ningbo Robotics.

The Group elected the fair value option to account for the 2024 Convertible Notes and 2025 Convertible Note (the “Convertible Notes”), including the component related to accrued interest. The Group believes the fair value option best reflects the economics of the underlying transaction. The Convertible Notes were recognized at fair value at the issuance date and is measured subsequently at fair value. The changes in fair values due to the instrument-specific credit risk were charged to other comprehensive income (loss) and reclassified to profit or loss upon termination of related convertible notes. All other changes in fair values were recognized as “Changes in fair values of liabilities, excluding impact of instrument-specific credit risk” in the consolidated statements of comprehensive loss.

The Group adopted a binomial option-pricing model to estimate the fair value of the Convertible Notes, based on assumptions related to risk-free interest rate, expected share-price volatility, bond yield and dividend yield. On each node of the binomial lattice, the obligation valuation was based on the contractually agreed cash payment or equivalent equity discounted to each valuation date. The fair values of the 2025 Convertible Notes as of June 30, 2025 were estimated with the following key assumptions used:

As of June 30, 2025

Risk‑free interest rate	3.69%~3.90%
Volatilities	53.37%~56.34%
Bond yield	18.04%~18.38%

16.DEFERRED INCOME

Asset-related
subsidy
US$
Balance as of December 31, 2024	293,923
Recognized as government grants during the period	(33)
Foreign currency translation adjustment	1,224
Balance as of June 30, 2025	295,114

The Group received government grants of US$4,833 with no future related costs required during the six months ended June 30, 2025, which were directly recognized as government grants in the unaudited condensed consolidated statements of comprehensive loss for the six months ended June 30, 2025.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

17.OTHER NON-CURRENT LIABILITIES – THIRD PARTIES

Other non-current liabilities – third parties consisted of the following:

	As of	As of
	June 30, 2025	December 31, 2024
	US$	US$
Deposits from third parties	19,193	17,438
Conditional and refundable government grants (i)	76,230	76,019
Warranty provision	20,366	21,313
Total	115,789	114,770
(i)The Group was awarded grants from governments, which were conditional on the operation performance and tax contribution in certain specified regions in next few years. Government grants received were recognized as other non-current liabilities initially and will be released to government grants in the consolidated statements of comprehensive loss when the conditions attached for operation performance and tax contribution are satisfied. As of June 30, 2025, as the Group estimated that the conditions attached for operation performance and tax contribution would be not probable to be satisfied, the Group classified these liabilities as other non-current liabilities.

18.	ORDINARY SHARES

Following the Merger Transaction, the Company’s Articles were amended. The new authorized shares of the Company are US$50 divided into 5,000,000,000 shares comprising of ordinary shares with par value of US$0.00001 each.

Pursuant to a security purchase agreement entered with Westwood on September 16, 2024, the Company issued 51,000 ordinary shares to Westwood with a total consideration of US$105 during the six months ended June 30, 2025.

The number of ordinary shares issued and outstanding as of June 30, 2025 was 694,185,038 and 676,877,794, respectively. The number of ordinary shares issued and outstanding as of December 31, 2024 was 694,134,038 and 676,826,794, respectively.

19.	INCOME TAX

The statutory income tax rate for the Group’s major operating entities is 25% for the six months ended June 30, 2025 and 2024. The effective income tax rate for the six months ended June 30, 2025 and 2024 was (5.05%) and (0.08%), respectively. Due to the transfer of equity investments of Wuxi InfiMotion mentioned in note 2(c), a total of RMB98,452 (equivalent to US$13,705) income tax expense was recorded during the six months ended June 30, 2025. Due to the Group’s continuous loss-making status, valuation allowance was fully provided for deferred tax assets as of June 30, 2025 and December 31, 2024.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

20.	NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per ordinary share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	Six Months Ended June 30,
	2025	2024
	US$	US$
Numerator:
Net loss attributable to ordinary shareholders	(313,038)	(459,319)
Accretion of redeemable convertible preferred shares	—	(2,979)
Numerator for basic and diluted net loss per ordinary share calculation	(313,038)	(462,298)
Denominator:
Weighted average number of ordinary shares, basic and diluted[1]	659,335,966	616,941,673
Denominator for basic and diluted net loss per ordinary share calculation[1]	659,335,966	616,941,673
Net loss per ordinary share attributable to ordinary shareholders
– Basic and diluted	(0.47)	(0.75)

1 Shares outstanding for all periods reflect the adjustment for Recapitalization.

For the purposes of calculating loss per share for the six months ended June 30, 2024, the weighted average number of ordinary shares outstanding used in the calculation has been retrospectively adjusted to reflect the Recapitalization (see note 1(b)), as if the Recapitalization had occurred at the beginning of the earliest period presented. The calculation of basic loss per share excludes 1,417,544 unvested earn-out shares issued to LCAA Sponsor which can only be vested upon meeting certain conditions, and 17,500,000 ordinary shares which the Company has entered into forward contract which required physical settlement by repurchase.

The following outstanding potentially dilutive ordinary share equivalents adjusted to reflect the effect of Recapitalization have been excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Six Months Ended June 30,
	2025	2024

Share options (i)	14,561,421	15,622,994
2025 Convertible Notes (ii) (note 15)	86,583,567	—
2024 Convertible Notes (note 15)	—	16,716,188
Meritz put option (iii) (note 13)	32,500,000	50,000,000
Public Warrant (iv) (note 12)	9,054,522	9,054,522
Sponsor Warrant (iv) (note 12)	5,486,784	5,486,784
Total	148,186,294	96,880,488
(i)For the six months ended June 30, 2025, 14,561,421 vested and unvested share options are not included in the calculation of diluted loss per share as their exercise price was above underlying stock price. For the six months ended June 30, 2024, 15,622,994 vested and unvested share options are not included in the calculation of diluted loss per share due to their antidilutive effect using treasury stock method.
(ii)Represents the number of potentially dilutive ordinary shares equivalent on as-if-converted basis, calculated by the principal and accrued interest of US$190,484 divided by the estimated fair value of ordinary shares as of June 30, 2025, which are not included in the calculation of diluted loss per share due to their antidilutive effect.
(iii)For the six months ended June 30, 2025 and 2024, the exercise of put option issued to Meritz are not included in the calculation of diluted loss per share due to antidilutive effect using reverse treasury stock method.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(iv)For the six months ended June 30, 2025 and 2024, public and sponsor warrants are not included in the calculation of diluted loss per share as their exercise price is above underlying stock price.
(v)The exchange or conversion of Lightning Speed Exchangeable Notes, Kingway Exchangeable Notes and Subsidiary Convertible Note to its respective equity holders as mentioned in note 14 and note 15, respectively, have no impact on the number of the Company’s outstanding ordinary shares. The potential common shares of Lightning Speed, Kingway and Ningbo Robotics, subsidiaries of the Company, were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented due to their antidilutive effect.

21.	REVENUES

The Group’s revenues are disaggregated by product and service lines as follows:

	Six Months Ended June 30,
	2025	2024
	US$	US$
Sales of goods – third parties
– BEV lifestyle models	143,966	262,849
– Sports cars	32,906	102,618
– Others	17,851	15,096
	194,723	380,563
Sales of goods – related parties
– BEV lifestyle models	1,066	535
– Sports cars	227	91
– Others	1,469	1,704
	2,762	2,330
Subtotal	197,485	382,893
Services- third parties
– R&D service	1,087	56
– Others[1]	3,069	4,504
	4,156	4,560
Services- related parties
– R&D service	13,666	6,366
– Others[2]	3,019	4,296
	16,685	10,662
Subtotal	20,841	15,222

Total revenues	218,326	398,115

1 Others primarily include trainings, installed premium intelligent driving system upgrades, free battery charging services, maintenance services and vehicle internet connection services.

2 Others primarily include commission service fee.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Contract Liabilities

	As of	As of
	June 30, 2025	December 31, 2024
	US$	US$
Current liabilities
– Contract liabilities – third parties	27,666	33,964
– Contract liabilities – related parties*	1,163	150
Non-current liabilities
– Contract liabilities – third parties	7,570	8,683
Contract liabilities, current and non-current	36,399	42,797

* This item is included in accrued expenses and other current liabilities – related parties in the unaudited condensed consolidated balance sheets.

Contract liabilities represent transaction price allocated to the performance obligations that are not yet satisfied or partially satisfied, which primarily arises from the undelivered vehicles, intelligent driving system, household charging piles, charging cards, free battery charging service, the extended lifetime warranty, maintenance service, vehicle internet connection services as well as technical research and development services. Amounts that are expected to recognize as revenues within one-year are included as current contract liabilities with the remaining balance recognized as other non-current liabilities.

Among the balance of contract liabilities of US$42,797 as of December 31, 2024, US$10,688 was recognized as revenue during the six months ended June 30, 2025. The Group expects that US$56,814 of transaction price allocated to unsatisfied performance obligation as of June 30, 2025 will be recognized as revenues within one year. The remaining US$52,024 will be recognized over the remaining contract periods over 1 to 10 years.

22.	FAIR VALUE MEASUREMENT

Assets and liabilities measured at fair value on a recurring basis include derivative assets, investment securities, securities pledged to an investor, exchangeable notes, convertible notes, warrant liabilities and put option liabilities.

The following tables set the major financial instruments measured at fair value, by level within the fair value hierarchy as of June 30, 2025 and December 31, 2024.

		Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	Fair Value as of	Identical Assets	Inputs	Inputs
	June 30, 2025	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets
Investment securities	2,158	2,158	—	—
Securities pledged to an investor	320,734	320,734	—	—

Liabilities
Put option liabilities	363,521	—	—	363,521
Warrant liabilities – Public Warrants	951	951	—	—
Warrant liabilities – Sponsor Warrants	667	—	—	667
Convertible notes – related parties	199,046	—	—	199,046
Convertible notes – third parties	63,855	—	—	63,855
Exchangeable notes	125,853	—	—	125,853

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

		Fair Value Measurement at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
	Fair Value as of	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
	US$	US$	US$	US$
Assets
Investment securities	2,221	2,221	—	—
Securities pledged to an investor	315,796	315,796	—	—
Derivative asset	694	—	694	—

Liabilities
Put option liabilities – third parties	309,115	—	—	309,115
Warrant liabilities – Public Warrants	1,996	1,996	—	—
Warrant liabilities – Sponsor Warrants	1,344	—	—	1,344
Convertible notes – related parties	113,910	—	—	113,910
Convertible notes – third parties	74,246	—	—	74,246
Exchangeable notes	102,999	—	—	102,999

Valuation Techniques

Investment securities: The Group invested in a listed equity securities ECARX Holdings Inc. (“Ecarx”) and values the equity securities using quoted prices for the underlying securities in active markets. Accordingly, the Group classifies the valuation technique that use these inputs as Level 1.

Derivative asset: Derivative asset, included in prepayments and other current assets – third parties, net, represents forward currency contracts. The fair value is estimated by discounting the difference between the contractual forward price and the current available forward price for the residual maturity of the contract using observable market rates (Level 2).

Securities pledged to an investor: The estimated fair values of the securities are determined using available market information. Accordingly, the Group classifies the valuation technique that use these inputs as Level 1.

Put option liabilities, exchangeable notes, convertible notes: As the Group’s put option liabilities, exchangeable notes, and convertible notes are not traded in an active market with readily observable quoted prices, the Group uses significant unobservable inputs (Level 3) to measure the fair value of the put option liabilities, exchangeable notes, and convertible notes at inception and at each subsequent balance sheet date. See notes 13, 14 and 15 for information about the significant unobservable inputs used in the respective fair value measurements.

Public Warrants and Sponsor Warrants: Public Warrants is classified as Level 1 due to the use of the observed trading price. For Sponsor Warrants, see notes 12 for information about the significant unobservable inputs (Level 3) used in the fair value measurements.

The other financial assets and liabilities of the Group primarily consist of cash, restricted cash, accounts receivable, loan receivables and other receivables included in prepayments and other current assets and other non-current assets, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities and other non-current liabilities and operating lease liabilities. As of June 30, 2025, and December 31, 2024, the fair values of financial assets and liabilities included in non-current assets, operating leases liabilities and other non-current liabilities approximated to their carrying values, which were due to that the underlying interest rates approximated to the market rates for similar instruments with similar maturities. As of June 30, 2025, and December 31, 2024, the carrying amounts of other financial instruments approximated to their fair values due to short term maturity of these instruments.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

23.	SHARE-BASED COMPENSATION

The Company’ s shareholders approved and adopted a share incentive plan in September 2022, or the 2022 Share Incentive Plan, for the purpose of attracting and retaining the best available personnel, providing additional incentives to employees, directors and consultants, and promoting the success of the Group’s business. Under the 2022 Share Incentive Plan, the Company is authorized to grant options. The maximum aggregate number of ordinary shares that may be issued pursuant to all awards under the 2022 Share Incentive Plan is 51,550,661. During the six months ended June 30, 2025, 2,669,523 share options were granted under the 2022 Share Incentive Plan, none of which were granted to non-employee service providers or directors or officers.

Share options granted under the 2022 Share Incentive Plan have a contractual term of ten years or have varying vesting terms that requires the grantees to render services for a period ranged from nil to three years under which the grantees earn an entitlement to vest over such stipulated services period.

Share options

A summary of the share options activities during the six months ended June 30, 2025 was presented below:

			Weighted	Weighted
		Weighted	average	remaining	Aggregate
	Number of	average	grant-date	contractual	intrinsic
	shares	exercise price	fair value	years	value
		US$	US$		US$
Outstanding at December 31, 2024	13,570,227	2.89	2.31	8.39	27,354
Granted	2,669,523	2.89	0.82	—	—
Forfeited	(1,678,329)	2.89	2.42	—	—
Outstanding at June 30, 2025	14,561,421	2.89	2.03	8.28	—
Vested and expected to vest as of June 30, 2025	14,561,421	2.89	2.03	8.28	—
Exercisable as of June 30, 2025	14,489,440	2.89	2.02	8.28	—

Compensation expenses recognized for share options during the six months ended June 30, 2025 and 2024 were allocated as follows:

	Six Months Ended June 30,
	2025	2024
	US$	US$

Research and development expenses	950	19,968
Selling and marketing expenses	176	3,252
General and administrative expenses	1,089	12,674
	2,215	35,894

As of June 30, 2025, there was US$99 of unrecognized share-based compensation expenses related to the share options granted. The expenses are expected to be recognized over a weighted-average period of 1.6 years.

As of June 30, 2025, for the share options of 829,899 granted to employees of an entity controlled by the Controlling Shareholder of the Company (“Company A”), the Company elects to recognize the fair value of these options as dividends to the shareholder. The total fair value of these awards measured on the grant date was US$1,847. As the Company A is providing sports cars to the Group and the Group pays the purchase price at market rates, no share-based compensation expense is reflected for these grants.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

The fair values of the options granted were estimated on the dates of grant using the binomial option pricing model with the following assumptions used:

Six Months Ended June 30,
Grant dates:	2025	2024
Risk-free interest rate(i)	4.20%-4.53%	4.46%-4.58%
Expected volatility(ii)	55.58%-56.22%	54.06%-54.57%
Expected dividend yield(iii)	0.00%	0.00%
Exercise multiple(iv)	2.20-2.80	2.20-2.80
Expected terms(v)	10.00 years	10.00 years
Fair value of underlying ordinary share(vi)	US$1.87-US$3.61	US$5.78-US$9.81
(i)The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in US$ for a term consistent with the expected term of the Company’s options in effect at the valuation date.
(ii)The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s options.
(iii)Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future.
(iv)The expected exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees or nonemployees would decide to voluntarily exercise their vested options. As the Company did not have sufficient information of past employees or nonemployees exercise history, it was estimated by referencing to a widely-accepted academic research publication.
(v)Expected term is the contract life of the share options.
(vi)The estimated fair value was determined using the discounted cash flow method based on the equity allocation model before the consummation of the Merger Transaction, and open market price after the consummation of the Merger Transaction, respectively.
24.	COMMITMENTS AND CONTINGENCIES

Purchase commitment

As of June 30, 2025, the Group has future minimum purchase commitment related to the purchase of vehicles, research and development services and other operating expenses. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2025 were as follows:

	Less than	More than
	one year	one year	Total
	US$	US$	US$
Purchase commitment	100,716	877	101,593

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Capital commitment

As of June 30, 2025, the Group has certain capital commitments on the construction of the Group’s corporate buildings, leasehold improvements, molds and tooling. Total capital expenditures contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2025 were as follows:

	Less than	More than
	one year	one year	Total
	US$	US$	US$
Capital expenditure commitment	22,554	4,076	26,630

Repurchase commitment

The Group has entered into repurchase agreements with a lending institution in connection with its dealers’ wholesale floor-plan financing of vehicles. Pursuant to the agreements, in the event that a dealer has declared the intention to file for bankruptcy, and a lender is able to repossess the vehicle and deliver the repossessed vehicle to the Group, the Group is obligated to repurchase the vehicle from the lender at the unpaid balance of the original invoice price for the vehicle. The Group did not repurchase any vehicles under the repurchase agreements since the inception of the repurchase agreements, and the Group believes that, based on historical experience, the likelihood of a material loss pursuant to these repurchase obligations is remote. The total amount financed under the floor financing programs with repurchase obligations was US$72,110 as of June 30, 2025.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

25.	RELATED PARTY BALANCES AND TRANSACTIONS
(a)	Related parties

Names of the major related parties	Nature of relationship
Geely Holding	Entity controlled by the Controlling Shareholder of the Company
Lotus Group International Limited (“LGIL”)	Entity controlled by the Controlling Shareholder of the Company
Lotus Cars Limited (“LCL”)	Entity controlled by the Controlling Shareholder of the Company
Geely HK	Entity controlled by the Controlling Shareholder of the Company
Ecarx	Entity controlled by the Controlling Shareholder of the Company
Hubei Ecarx Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Wuhan Geely Auto Parts Co., Ltd. (“Wuhan Geely Auto Parts”)	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Co., Ltd. Wuhan Branch (“Geely Auto Wuhan Branch”)	Entity controlled by the Controlling Shareholder of the Company
Ningbo Geely Automobile Research & Development Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Geely Automobile Research Institute (Ningbo) Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Hangzhou Fenghua Cultural and Creative Company Limited	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Jisu Supply Chain Management Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Huanfu Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Chengdu Jinluda Automobile Sales Service Co., Ltd.	Entity which is under significant influence of the Company
Hangzhou Luhongyuan Automobile Sales Service Co., Ltd.	Entity which is under significant influence of the Company
Hubei Changjiang Chegu Industry Investment Fund Partnership	Entity which is under significant influence of the Company
Wuxi InfiMotion	Entity which is under significant influence of the Company
Lotus Cars USA Inc.	Entity controlled by the Controlling Shareholder of the Company
Hangzhou Geely Evun Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Jizhi Culture Creative Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Volvo Personvagnar Aktiebolag	Entity controlled by the Controlling Shareholder of the Company
Shanghai Global Trading Corporation	Entity controlled by the Controlling Shareholder of the Company
Viridi E-Mobility (Ningbo) Co.,LTD	Entity controlled by the Controlling Shareholder of the Company
Lotus Tech Innovation Centre GmbH	Entity controlled by the Controlling Shareholder of the Company
Ningbo Jining Automobile Parts Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Muguang Digital Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Hunan Geely Automobile Components Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Engineering Technology Development Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Jixing Era Technology (Nanjing) Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Farizon Commercial Vehicle Research and Development Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Sichuan Geely Automobile Parts Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Jiangsu Weikenxi Automotive Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Ningbo Jirun Auto Parts Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Guizhou Geely Automobile Manufacturing Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
London EV Company Limited	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Commerce Service Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Hangzhou Fenghua Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Powertrain Co., Ltd	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Geely Automobile Parts & Components Stock Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Zeekr Automobile Research & Development Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Qizheng New Energy Vehicle (Jinan) Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Weixing Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Vast Energy Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
Zhejiang Jidi Technology Co., Ltd.	Entity controlled by the Controlling Shareholder of the Company
DRB HICOM BERHAD	Entity controlled by the ultimate owner of a principal shareholder of the Company

During the six months ended June 30, 2025 and 2024, in addition to the related party transactions disclosed in note 10 of short-term borrowings, note 13 of Meritz investment, note 15 of convertible notes, and note 23 of share-based compensation to the financial statements, the Group entered into the following significant related party transactions.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(b)	Significant related party transactions

During the six months ended June 30, 2025 and 2024, the Group entered into the following significant related party transactions:

	Six Months Ended June 30,
	2025	2024
	US$	US$
Provision of services(i)	16,685	10,662
Sales of goods(i)	2,762	2,330

	Six Months Ended June 30,
	2025	2024
	US$	US$
Purchase of products and services ((iii).a)	178,224	521,836
Purchase of products and services for R&D activities ((iii).b)	49,264	38,311
Payment of deposits ((ii).e)	—	1,126
Purchase of equipment and software ((iii).c)	465	530
Short-term lease cost ((iii).e)	151	474
Loans to a related party ((ii).b)	—	222,865
Proceed from settlement of related party loans((ii).b)	—	140
Interest income on loans due from related parties ((ii).b)	9,317	4,472
Payment of lease liabilities (iv)	922	828
Payments on behalf of related parties((ii).a)	4,619	648
Payments by related parties on behalf of the Group ((iii).d)	1,294	3,316
Proceeds of borrowing from related parties (v)	342,633	—
Repayments of borrowing from related parties (v)	161,639	—
Interest expense on borrowing due to related parties ((iii).a & (v))	13,799	—
Disposal of equipment ((ii).f)	10,162	—

(c)	Significant related party balances

The outstanding balances mainly arising from the above transactions as of June 30, 2025 and December 31, 2024 are as follows:

	As of	As of
	June 30, 2025	December 31, 2024
	US$	US$
Accounts receivable - related parties (i)	110,143	107,816
Contract liabilities – related parties* (i)	1,163	150
Prepayments and other current assets – related parties (ii)	149,010	74,558
Other non-current assets – related parties ((ii).c & e)	878	1,113
Accounts payable-related parties ((iii).a)	358,891	410,433
Accrued expenses and other current liabilities – related parties (iii)	231,419	213,582
Other non-current liabilities – related parties ((iii).f)	1,537	1,471
Operating lease liabilities– related parties, current* (iv)	1,625	1,028
Operating lease liabilities– related parties, non-current (iv)	4,025	10,729
Investment securities – related parties (vi)	2,158	2,221
Loan receivable from a related party ((ii). b)	302,632	269,539
Short-term borrowings - related parties (v)	390,406	199,570

* These items are included in accrued expenses and other current liabilities – related parties in the unaudited condensed consolidated balance sheets as of June 30, 2025 and December 31, 2024.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Note:

(i)

The Group sold sports cars, BEV lifestyle models, auto parts and peripheral products and provided R&D services and other consulting services to a number of related parties. The Group provided services to related parties amounting to US$16,685 and US$10,662 for the six months ended June 30, 2025 and 2024, respectively. The Group sold sports cars, BEV lifestyle models, auto parts and peripheral products to related parties amounting to US$2,762 and US$2,330 for the six months ended June 30, 2025 and 2024, respectively.

Accounts receivable due from related parties arising from sales of goods and provision of services, including facilitation services in relation to logistics and order processing, were US$112,466 and US$109,974 as of June 30, 2025 and December 31, 2024, respectively. Receipts in advance of US$1,163 and US$150 were included in contract liabilities – related parties, respectively, as of June 30, 2025 and December 31, 2024.

As of June 30, 2025 and December 31, 2024, allowance for credit losses recorded in accounts receivable – related parties was US$2,323 and US$2,158, respectively.

(ii)

Prepayments and other current assets – related parties, other non-current assets – related parties and loan receivable from a related party of the Group are mainly arising from transactions related to purchase of products and services (see note (iii).a), loans to related parties, and cash payments on behalf of related parties.

a.	The Group made payments of US$4,619 and US$648 on behalf of related parties for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025 and December 31, 2024, receivables of US$23,181 and US$21,681 was included in prepayments and other current assets – related parties, respectively.
b.	On March 11, 2024, the Company’s subsidiary and a related party, ultimately controlled by the Controlling Shareholder, entered into a loan agreement, pursuant to which the Company’s subsidiary provided unsecured loans with a total principal amount of US$354,000 with a term of 5 years and annual interest rate of 6.95%. During the six months ended June 30, 2025 and 2024, the Group provided loan principal of nil and US$222,865 and recognized interest income of US$9,017 and US$4,403, respectively. As of June 30, 2025 and December 31, 2024, the receivable for the loan principal and interest was US$302,632 and US$269,539 and included in loan receivable from a related party, respectively.

The Group provided unsecured short-term loans to a subsidiary disposed in September 2024 with an interest rate of 3% per annum. During the six months ended June 30, 2025, the Group recognized interest income of US$232. As of June 30, 2025 and December 31, 2024, the receivable for the loan principal and interest of US$17,832 and US$15,677 was included in prepayments and other current assets – related parties, respectively.

In addition, the Group recognized interest income of US$68 and US$69 arising from unsecured short-term loans with interest rates of 3.65%-4.5% per annum to related parties for the six months ended June 30, 2025 and 2024, respectively. During the six months ended June 30, 2025 and 2024, the Group received the settlement of unsecured short-term loans of nil and US$140, respectively. As of June 30, 2025 and December 31, 2024, receivable for the loan principal and interest of US$3,144 and US$3,348 was included in prepayments and other current assets – related parties, respectively.

c.	As mentioned in note ((iii).a) and note ((iii).c) below, the amounts of prepayments to related parties for purchase of vehicles, auto parts and peripheral products of US$44,088 and US$33,204 were included in prepayments and other current assets – related parties as of June 30, 2025 and December 31, 2024, respectively. The amounts of prepayments to related parties for purchase of equipment of US$31 and nil was included in other non-current assets-related parties as of June 30, 2025 and December 31, 2024, respectively.
d.	As mentioned in note ((iii).e), the amounts of prepayments to related parties for short-term lease agreements of US$7 and US$5 were included in prepayments and other current assets – related parties as of June 30, 2025 and December 31, 2024, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

e.	During the six months ended June 30, 2025 and 2024, the Group paid nil and US$1,126 as deposit for services. As of June 30, 2025 and December 31, 2024, the deposit paid recorded in other non-current assets - related parties was US$847 and US$ 1,113, respectively.
f.	During the six months ended June 30, 2025 and 2024, the Group disposed some equipment amounting to US$10,162 and nil to related parties. As of June 30, 2025 and December 31, 2024, receivable from the disposal recorded in prepayments and other current assets – related parties was US$2,250 and nil.
g.	As mentioned in Note 2(c), the Group transferred the equity shares of Wuxi InfiMotion to a related party in June 2025, consideration receivable of US$58,671 was recorded in prepayments and other current assets – related parties as of June 30, 2025.
h.	As of June 30, 2025 and December 31, 2024, contract assets related to R&D services provided to related parties of nil and US$929 was recorded as contract asset in prepayments and other current assets – related parties, respectively.
i.	As of June 30, 2025 and December 31, 2024, allowance for credit losses recorded in prepayments and other current assets – related parties was US$163 and US$286, respectively.
(iii)

Accounts payable - related parties, accrued expenses and other current liabilities – related parties and other non-current liabilities– related parties are arising from transactions related to purchase of products and services, purchase of equipment and software, and payments by related parties on behalf of the Group as follows.

a.	The Group purchased sports cars, BEV lifestyle models, auto parts, peripheral products, commercial services relating to sales of sports cars and BEV lifestyle models and other consulting services from related parties. During the six months ended June 30, 2025 and 2024, these purchases amounted to US$178,224 and US$521,836, among which, US$158,085 and US$326,187 were recognized as cost of goods sold for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025 and December 31, 2024, purchases including sports cars, BEV lifestyle models, auto parts and peripheral products of US137,731 and US$168,719 were recorded as inventories, respectively.

As of June 30, 2025 and December 31, 2024, the amounts due to related parties for purchase of office materials, commercial services relating to sales of sports cars and BEV lifestyle models and other consulting services of US$36,195 and US$25,483 were included in accrued expenses and other current liabilities – related parties, respectively.

As of June 30, 2025 and December 31, 2024, the amounts due to related parties for purchase of sports cars, BEV lifestyle models, auto parts and peripheral products of US$358,891 and US$410,433 was included in accounts payable-related parties, respectively.

During the six months ended June 30, 2025 and 2024, the Group incurred interest expense of US$3,709 and nil due to the delay payments of accounts payable due to related parties, bearing interest rate of 5.00% - 6.95%.

b.	The Group purchased products and services from related parties for R&D activities. The Group recoded R&D expenses of US$49,264 and US$38,311 during the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025 and December 31, 2024, the amounts due to related parties for purchase of products and services for R&D activities of US$191,498 and US$184,137 were included in accrued expenses and other current liabilities – related parties, respectively.
c.	The Group purchased equipment and software of US$465 and US$530 from related parties for the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025 and December 31, 2024, the amounts due to related parties for purchase of equipment and software of US$2,747 and US$2,649 were included in accrued expenses and other current liabilities – related parties, respectively.
d.	For the six months ended June 30, 2025 and 2024, related parties paid US$1,294 and US$3,316 on behalf of the Group in association with travelling expenses, staff salary and social welfare, and other miscellaneous expenses, of which US$800 and US$1,226 were included in accrued expenses and other current liabilities – related parties as of June 30, 2025 and December 31, 2024, respectively.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

e.	The Group entered into short-term lease agreements with related parties to rent office spaces. During the six months ended June 30, 2025 and 2024, the Group incurred short-term lease costs of US$151 and US$474, respectively. As of June 30, 2025 and December 31, 2024, payables for short-term leases of nil and US$48, respectively, were included in accrued expenses and other current liabilities – related parties, respectively.
f.	As of June 30, 2025 and December 31, 2024, the short-term deposits of US$179 and US$39 were included in accrued expenses and other current liabilities - related parties, and the long-term deposits of US$1,537 and US$1,471 were included in other non-current liabilities-related parties, respectively.
(iv)	The Group entered into lease agreements with related parties to rent office spaces and parking spaces. The Group paid lease liabilities of US$922 and US$828 during the six months ended June 30, 2025 and 2024, respectively. As of June 30, 2025 and December 31, 2024, current operating lease liabilities were US$1,625 and US$1,028, respectively, and non-current operating lease liabilities were US$4,025 and US$10,729, respectively.
(v)	During the six months ended June 30, 2025, the Group borrowed loans due within one year or less with principal amounts of US$342,633 from related parties ultimately controlled by the Controlling Shareholder, bearing interest rates of 3.7% - 6%. The Group incurred interest expenses of US$10,090 for those loans during the six months ended June 30, 2025. During the six months ended June 30, 2025, the Group repaid the loan principal of US$161,639 to related parties.

As of June 30, 2025 and December 31, 2024, the outstanding loan principal and interest balance of US$390,406 and US$199,570 were included in short-term borrowings – related parties, respectively. For the outstanding loan principal and interest as of June 30, 2025, US$170,038 was secured by 45% equity interests held by Ningbo Lotus in Ningbo Robotics, and US$206,385 was secured by the Group’s intellectual property with carrying amount of nil as the research and development costs were expensed historically. All outstanding loan principal and interest as of December 31, 2024 was secured by the Group’s intellectual property with carrying amount of nil.

(vi)

On May 13, 2022, the Company purchased a one-year convertible note (the “Note”) with the principal of US$10,000 issued by Ecarx. Upon the listing of Ecarx on December 21, 2022, the Note was automatically converted to the Class A ordinary shares of Ecarx (the “listed equity securities”) at conversion price of US$9.5 per share. As of June 30, 2025 and December 31, 2024, the fair value of listed equity securities was US$2,158 and US$2,221, respectively.

(d)	Manufacturing agreement with the Geely Group

The Group entered into a manufacturing agreement with Geely Auto Wuhan Branch and Wuhan Geely Auto Parts (collectively as “OEMs”), for the manufacture of the Group’s electrical vehicles for 10 years starting from June 21, 2022. Pursuant to the manufacturing agreement, the Group commissioned OEMs for the production of electrical vehicles and agreed to authorize OEMs to access the Group’s technologies for the production of such models. The Group is mainly responsible for the design and development of the models, designation of suppliers, product announcement, and ensuring consistency with global standards of the Lotus brand. The Group also provides OEMs the necessary intellectual properties for the manufacture of electrical vehicles. OEMs are mainly responsible for the procurement and inspection of raw materials, production planning, production quality control, logistics and transportation of manufactured vehicles, and construction and operation of the manufacturing plant. Particularly, quality control is carried out in accordance with the Group’s quality assurance framework and approved by OEMs. In addition, OEMs are responsible for obtaining certificates for the manufactured vehicles.

(e)Lotus Application Entrusted Operation & Maintenance Contract with Wuhan Quanqing

The Group entered into an application entrusted operation & maintenance contract with Wuhan Quanqing, in May 2023. Pursuant to the contract, the Group will pay Wuhan Quanqing certain service fee, on the incurred basis, for the entrusted daily operation and maintenance service provided by Wuhan Quanqing for the Group’s Lotus App. As of June 30, 2025, nil service fee has been incurred.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

(f)	LGIL Put Option

On January 31, 2023, the Company issued put options to each of Geely HK and Etika at nil consideration. Pursuant to the put option agreements, each of Geely HK and Etika will have an option to require the Company to purchase the equity interests held by Geely HK and Etika in Lotus Advance Technologies Sdn Bhd, the immediate parent of LGIL, during the period from April 1, 2025 to June 30, 2025, at a pre-agreed price, i.e. 1.15 multiplied by the revenue of LGIL for the year ended December 31, 2024 plus the cash and cash equivalents of LGIL as of December 31, 2024, and minus the outstanding amount of indebtedness of LGIL as of December 31, 2024 (the “exercise price”), if the total number of vehicles sold by LGIL in 2024 exceeds 5,000 (the “exercise condition”). Geely HK and Etika are entitled to exercise the put option on an individual standalone basis. The exercise price will be settled with the Company’s newly issued ordinary shares. The put options are accounted for as liabilities in the scope of ASC Topic 480, Distinguishing Liabilities from Equity, which are measured at fair value with changes recognized in profit or loss.

As of December 31, 2024, the exercise condition was satisfied. On April 14, 2025 and June 30, 2025, Geely HK and Etika exercised their put options separately. In accordance with LGIL’s financial results for the year ended December 31, 2024, the exercise price of both Geely HK and Etika is calculated at nil, resulting in no shares to be issued by the Company to complete the acquisition. The acquisition is expected to be completed in 2025, subject to potential regulatory approvals. Upon completion, the Company will gain control over Lotus Advance Technologies Sdn Bhd and consolidate its financial results.

26.	SUBSEQUENT EVENTS

Except for subsequent Meritz investment transaction as disclosed in note 13, below subsequent events were identified.

(i)	Credit Facility Agreement with Geely

On July 28, 2025, the Company entered into a master credit facility framework agreement (the “Credit Facility Agreement”) with Zhejiang Geely Holding Group Company Limited (“Geely”), pursuant to which Geely agrees to provide (including through its affiliates) the Company and its affiliates with a non-revolving credit facility of up to RMB1,600,000,000 (the “Facility”). The Facility can be drawn by the Company’s affiliates in China from Geely and its affiliates in China in RMB at a fixed interest rate of 6.0% per annum. Alternatively, the Company and its overseas affiliates can borrow from Geely’s overseas affiliates in USD at a floating interest rate of SOFR plus 3.55% per annum.

(ii)	Loan Agreement between LTIL and LCL

On August 4, 2025, Lotus Technology Innovative Limited (the “LTIL”), a wholly-owned subsidiary of the Company, entered into a loan agreement (the “Loan Agreement”) with LCL, pursuant to which LTIL agreed to make a loan to LCL in a maximum amount of GBP 80,000 (the “Loan”), which will be due on December 31, 2025 and bears an interest rate of 8% per annum. LCL shall repay the Loan, together with all accrued interest accrued and any other amounts then due under the Loan Agreement, on the earlier of the repayment date or following a demand by LTIL.

(iii)	Securities Purchase Agreement

On August 19, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company agreed to issue and sell convertible notes for up to an aggregate principal amount of US$300,000 (the “Notes”). Pursuant to this agreement, the Company issued a Note in the original principal amount of US$10,000 on August 19, 2025, and up to US$290,000 in aggregate principal amount of additional convertible notes may be issued upon satisfaction of certain conditions.

LOTUS TECHNOLOGY INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

Each Note bears interest at a rate of SOFR plus 6.75% per annum. If certain equity conditions are satisfied, the Company is entitled to settle a portion of interest, i.e. 4.25% per annum, either in cash or in ADSs. Interest is payable in arrears on the first calendar day of each calendar quarter, beginning October 1, 2025. Unless earlier converted or redeemed, the Notes will mature on the two-year anniversary of their respective issuance dates, subject to extension at the option of the holders in certain circumstances as provided in the Notes.

Each holder of Notes may convert all, or any part, of the outstanding principal of the Notes, together with accrued and unpaid interest, and any late charges thereon, at any time, at such holder’s option, into the Company’s ordinary shares represented by ADSs at a conversion price that is initially set at US$2.19 per ADS or ordinary share, subject to adjustment including for anti-dilution events and proportional adjustment upon the occurrence of any share split or subdivision, share dividend, share consolidation or combination and/or similar transactions, recapitalization or similar event. No Note may be converted to the extent that such conversion or exercise would cause the then holder of such Note to become the beneficial owner of more than 9.99% after giving effect to such conversion or exercise.